Filed Pursuant to Rule 424(b)(5)
File No. 333-133372
Prospectus Supplement
(To Prospectus dated April 28, 2006)
4,701,100 Shares
Common Stock

We are offering 4,701,100 shares of our common stock pursuant to this prospectus supplement.
Our common stock is listed on the Nasdaq National Market under the symbol “HNAB.” On May 16, 2006, the last reported sales price of our common stock was $9.07 per share.
Lehman Brothers Inc. has agreed to act as lead placement agent and Jefferies & Company, Inc. and Oppenheimer & Co. Inc. have agreed to act as co-placement agents for the sale of 4,701,100 shares of our common stock. The placement agents are not required to sell any specific number or dollar amount of shares of our common stock, but will use their best efforts to arrange for the sale of all of the shares of our common stock offered. As part of this offering, certain of our executive officers and an affiliate of one of our directors will purchase a total of 71,600 shares of common stock offered hereby.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-7 of this prospectus supplement and page 4 of the accompanying prospectus.

	Per Share	Total
Offering price	$8.50	$39,350,750
Price to affiliates	$9.07	$649,412
Placement agent fee		$2,361,045
Proceeds to Hana Biosciences, Inc. (before expenses)		$37,639,117
     Delivery of the shares to purchasers will be made on or about May 19, 2006.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

Jefferies & Company	Oppenheimer & Co.
As Placement Agents
May 16, 2006

ABOUT THIS PROSPECTUS SUPPLEMENT
     This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of shares of common stock. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of common stock offered in this offering and may add, update or change information in the accompanying prospectus. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Incorporation of Certain Information by Reference” in the accompanying prospectus.
     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person, including any salesman or broker, to provide information or represent anything other than that provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You must not rely on any unauthorized information or representations. We are not making an offer in any jurisdiction or under any circumstances where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.
     In this prospectus supplement and the accompanying prospectus, the terms “Hana,” “we,” “us” and “our” refer to Hana Biosciences, Inc., a Delaware corporation.

SUMMARY
             This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. We urge you to read this entire prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in our common stock that we discuss under “Risk Factors” in this prospectus supplement, as well as the documents identified under “Incorporation of Certain Information by Reference” in the accompanying prospectus.
Hana Biosciences, Inc.
             Hana Biosciences, Inc. is a South San Francisco, California-based biopharmaceutical company focused on acquiring, developing, and commercializing innovative products to advance cancer care. We seek to license novel, late preclinical and early clinical oncology product candidates, primarily from academia and research institutes, in order to accelerate clinical development and time to commercialization.
Our Product Candidates
             We currently have four products in clinical development:
•	Zensana™ (ondansetron HCI) Oral Spray — Bioequivalent to 8mg Oral Zofran® Tablet with Multidose Convenience and Desirable Route of Administration. We believe that Zensana, which we licensed from NovaDel Pharma, Inc. in October 2004, is the only multidose oral spray product candidate currently in development which utilizes a micro mist spray technology to deliver full doses of ondansetron to patients experiencing chemo- and radiotherapy-induced nausea and vomiting. Ondansetron, a selective blocking agent of the hormone serotonin, is a Food and Drug Administration, or FDA, approved drug that is commonly used in tablet form to prevent chemotherapy- and radiation-induced and post-operative nausea and vomiting. Many patients receiving chemo and radiation therapy have difficulty swallowing and are potentially unable to tolerate other forms of ondansetron and other therapies intended to prevent nausea and vomiting, known as antiemetics. We completed certain limited clinical trials of Zensana related to bioequivalence and bioavailability in early 2006, and hope to file a New Drug Application, or NDA, under Section 505(b)(2) of the Food, Drug and Cosmetic Act in the second quarter of 2006. If approved by the FDA, we intend to commercially launch Zensana in the United States in the first half of 2007.

•	Marqibo® (vincristine sulfate) Liposomes Injection — A Novel Targeted Anti-Cancer Compound for Non-Hodgkin’s Lymphoma and Acute Lymphocytic Leukemia. Marqibo, which we licensed from Inex Pharmaceuticals Corporation in May 2006, is a novel, targeted sphingosome encapsulated formulation of the FDA-approved cancer drug vincristine. Based on clinical trials in over 500 patients to date, we intend to request regulatory authorization to commence a Phase III clinical trial of Marqibo in hematological malignancies in the second half of 2006.

•	Talotrexin (PT-523) — A Novel Antifolate for Solid and Hematological Malignancies. Talotrexin, which we licensed from Dana-Farber Cancer Institute, Inc. and Ash Stevens, Inc. in December 2002, is a novel antifolate drug candidate under development for treatment of various types of tumors. Talotrexin has demonstrated enhanced antitumor activity in a broad spectrum of cancer models by targeting the enzyme DHFR to prevent DNA synthesis in tumor cells and inhibit tumor growth. Preclinical studies performed by the Dana-Farber Cancer Institute, Inc. and the National Cancer Institute suggest that Talotrexin, as compared to methotrexate, the most widely used antifolate, enters into cells up to 10 times more efficiently and demonstrates 10- to 100-fold more potency in overcoming polyglutamation, a well-established mechanism of antifolate resistance. Talotrexin also binds more tightly to its anti-tumor target DHFR, which we believe may further inhibit tumor growth. We commenced a Phase I clinical trial in solid tumors in February 2005, a Phase I/II clinical trial in non-small cell lung cancer in March 2004, and a Phase I/II clinical trial in acute lymphocytic leukemia in May 2005.
•	Ropidoxuridine (IPdR) — Oral Prodrug to Enhance Radiation Therapy for Brain and Other Cancers. Ropidoxuridine, which we licensed from Yale University and the Research Foundation of State University of New York in February 2004, is a novel oral prodrug of the radiation sensitizer IUdR. We have commenced a Phase I clinical trial assessing the safety, toxicity and pharmacokinetics of ropidoxuridine in patients with solid tumors undergoing radiation therapy.
Our Strategy
             We are committed to creating value by building a strong, experienced team, accelerating the development of our lead product candidates, expanding our pipeline by being the alliance partner of choice for academic and research organizations, and nurturing a unique company culture. Key aspects of our strategy include:
•	Pursue commercialization of Zensana. We expect to file an NDA for Zensana in the second quarter of 2006. If we receive FDA approval, we expect to commercially launch Zensana in the United States in the first half of 2007. We anticipate that revenues from Zensana will help offset a portion of the development costs for our other product candidates and reduce our dependence on external financing. Additionally, we intend to develop a specialized oncology salesforce of approximately 30 people that can educate oncologists and oncology nurses regarding Zensana. We believe that that nurses are the key providers of supportive care and are often the main decision makers regarding treatment. We intend to leverage this salesforce in commercializing future products, if developed successfully and approved by the FDA.

•	Focus on developing innovative cancer therapies. We focus on oncology product candidates in order to capture efficiencies and economies of scale. We believe that drug development for cancer markets is particularly attractive because relatively small clinical trials can provide meaningful information regarding patient response and safety. The oncology market is concentrated, meaning that a small number of doctors write a large percentage of prescriptions, and we believe that the market can be addressed by a relatively small, focused salesforce. Furthermore, we believe that our capabilities are well suited to the oncology market and represent distinct competitive advantages.

•	Build a sustainable pipeline by employing multiple therapeutic approaches and disciplined decision criteria based on clearly defined proof of principle goals. We seek to build a sustainable product pipeline by employing multiple therapeutic approaches and by acquiring product candidates belonging to known drug classes. In addition, we employ disciplined decision criteria to assess product candidates. By pursuing this strategy, we seek to minimize our clinical development risk and accelerate the potential commercialization of current and future product candidates. We intend to pursue regulatory approval for a majority of our product candidates in multiple indications.

Corporate Information
             We were incorporated in Delaware in December 2002. Our executive offices are located at 400 Oyster Point Boulevard, Suite 215, South San Francisco, California 94080. Our telephone number is (650) 588-6405 and our Internet address is www.hanabiosciences.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus supplement.
             Zensana™ is our trademark for our ondansetron oral spray product candidate. We refer to Zensana as a “product candidate” because we have not received all of the necessary government approvals to permit us to sell or otherwise market Zensana at this time. We have applied for registration for our Zensana trademark and for our Hana Biosciences logo in the United States. Marqibo® is a U.S. registered trademark owned by a wholly-owned subsidiary of Inex Pharmaceuticals Corporation and will be assigned to us. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	4,701,100 shares

Common stock to be outstanding after the offering	28,706,965 shares

Use of proceeds	We intend to use the net proceeds of this offering to fund efforts necessary to pursue the potential commercial launch of our product candidate Zensana, to fund clinical and preclinical development of our other product candidates, and for general corporate purposes and working capital. We may also use a portion of our net proceeds to in-license or otherwise acquire additional product candidates. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-7 and the other information included in this prospectus supplement, as well as any risk factors incorporated by reference into this prospectus supplement or the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	HNAB
             The number of shares of our common stock to be outstanding after the offering is based on 24,005,865 shares of our common stock outstanding as of May 10, 2006, and does not include:
•	3,571,907 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $0.89 per share;

•	117,000 shares issuable upon previously granted but unvested restricted stock awards, which were approved by our stockholders at our May 2006 Annual Meeting;

•	2,189,589 shares of common stock available for future issuance under our stock option plans;

•	750,000 shares of common stock available for future issuance under our employee stock purchase plan; and

•	2,203,930 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.47 per share.

Summary Financial Data
     We derived the following information from our audited financial statements as of and for the years ended December 31, 2003, 2004 and 2005, and unaudited financial statements as of and for the three months ended March 31, 2005 and 2006 and for the cumulative period from December 6, 2002 (inception) to March 31, 2006. The following information should be read in conjunction with our financial statements and related notes incorporated by reference in the accompanying prospectus, and our historical financial statements and related notes contained in our annual reports and quarterly reports.

						Period from
						December 6,
						2002
				Three Months Ended		(inception) to
	Year Ended December 31,			March 31,		March 31,
	2003	2004	2005	2005	2006	2006
				(unaudited)		(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Operating expenses:
General and administrative	$229	$2,809	$3,793	$707	$984	$7,818
Research and development	309	4,547	6,416	1,722	2,578	13,992
Total operating expenses	539	7,355	10,209	2,429	3,562	21,809
Total other income (expense)	(13)	25	166
Net loss	552	7,330	(10,043)	(2,417)	(3,435)	(21,504)
Net loss per share, basic and diluted	$(0.10)	$(0.80)	$(0.57)	$(0.18)	$(0.15)
Weighted average shares used in computing net loss per share, basic and diluted	5,640	9,119	17,662	13,569	22,457

	As of March 31, 2006
	Actual	As Adjusted(1)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,874	$51,074
Total current assets	15,174	52,374
Total assets	15,314	52,514
Total liabilities	1,587	1,587
Deficit accumulated during the development stage	(21,504)	(21,504)
Total stockholders’ equity	13,727	50,927

(1)	The as adjusted data gives effect to the sale of (a) 4,629,500 shares of common stock in this offering at an offering price of $8.50 per share, after deducting placement agent fees and estimated offering expenses, and (b) 71,600 shares of common stock in this offering to Mark J. Ahn, our President and Chief Executive Officer, Fred L. Vitale, our Vice President and Chief Business Officer and Kier Family L.P., an affiliate of Isaac Kier, one of our directors, at a price per share of $9.07, the closing price of our common stock on the Nasdaq National Market on May 16, 2006.

RISK FACTORS
             Before investing in our common stock, you should consider carefully the following risk factors, in addition to the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. Investing in our common stock involves a high degree of risk.
Risks Related to Our Business
We are a development stage company with a limited operating history and may not be able to commercialize any products, generate significant revenues or attain profitability.
             We are a development stage company with a limited operating history. We have never generated revenue and have incurred significant net losses in each year since our inception. We expect to incur substantial losses and negative cash flow from operations for the foreseeable future, and we may never achieve or maintain profitability. For the year ended December 31, 2005 and the three months ended March 31, 2006, we had net losses of $10.0 million and $3.4 million, respectively. From our inception in December 2002 through March 31, 2006, we have incurred a net loss of $21.5 million.
             We expect our cash requirements to increase substantially in the foreseeable future as we:
•	continue to undertake preclinical development and, if and when permitted by appropriate regulatory agencies, clinical trials for our current and new product candidates;

•	seek regulatory approvals for our product candidates at the appropriate time in the future;

•	implement additional internal systems and infrastructure;

•	seek to acquire additional technologies to develop; and

•	hire additional personnel.
             We expect to incur losses for the foreseeable future as we fund our operations and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. Even if we succeed in developing and commercializing one or more of our product candidates, which success is not assured, we may not be able to generate significant revenues. Even if we do generate significant revenues, we may never achieve or maintain profitability. Our failure to achieve or maintain profitability could negatively impact the trading price of our common stock.
If we are not able to successfully develop and commercialize Zensana in the United States, we may not generate sufficient revenues to continue our business operations.
             None of our product candidates have been approved for commercial sale in any country. The process to develop, obtain regulatory approval for and commercialize potential drug candidates is long, complex and costly. We expect to submit a New Drug Application, or NDA, for our lead product candidate Zensana, to the U.S. Food and Drug Administration, or FDA, in the second quarter of 2006. We licensed Zensana from NovaDel Pharma, Inc., or NovaDel, in October 2004. If approved, we expect to commercially launch Zensana in the United States in the first half of 2007. Another of our product candidates, Marqibo, is currently only in Phase II clinical trials. We anticipate requesting authorization to commence a Phase III clinical trial of Marqibo in relapsed acute lymphocytic leukemia, or ALL, in the second half of 2006. We licensed Marqibo from Inex Pharmaceuticals, or Inex, in May 2006. Our other four product candidates are in early stages of clinical development.
             We have no internal discovery capabilities and rely solely on our ability to license or acquire product candidates. As a result, our ability to generate revenues from product sales in the foreseeable future depends on our ability to complete development, obtain regulatory approval for and successfully commercialize Zensana in the United States in a timely manner. If we are unable to successfully commercialize Zensana in the United States, we may not be able to earn sufficient revenues to continue our business without raising significant additional capital, which may not be available. Pursuant to our license agreement with NovaDel, we do not have the right to develop and commercialize Zensana outside the United States and Canada.
If we fail to acquire and develop other product candidates we may be unable to grow our business.
             We intend to acquire rights to develop and commercialize additional product candidates. Because we currently neither have nor intend to establish internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and academic and other researchers to sell or license us their product candidates. The success of our strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates.
             Proposing, negotiating and implementing an economically viable product acquisition or license is a lengthy and complex process. We compete for partnering arrangements and license agreements with pharmaceutical, biopharmaceutical and biotechnology companies, many of which have significantly more experience than us and have significantly more financial resources than we do. Our competitors may have stronger relationships with certain third parties with whom we are interested in partnering, such as academic research institutions, and may, therefore, have a competitive advantage in entering into partnering arrangements with those third parties. We may not be able to acquire rights to additional product candidates on terms that we find acceptable, or at all.
             We expect that any product candidate to which we acquire rights will require significant additional development and other efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe or effective for approval by regulatory authorities. Even if our product candidates are approved, they may not be manufactured or produced economically or commercialized successfully.
If we are unable to successfully manage our growth, our business may be harmed.
             In the future, if we are able to advance our product candidates to the point of, and thereafter through, clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. Any future growth will place a significant strain on our management and on our administrative, operational and financial resources. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We are actively evaluating additional product candidates to acquire for development. Such additional product candidates, if any, could significantly increase our capital requirements and place further strain on the time of our existing personnel, which may delay or otherwise adversely affect the development of our existing product candidates. We must manage our development efforts and clinical trials effectively, and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing Hana.

We may need to raise additional capital to fund our operations. If we are unable to raise additional capital when needed, we may have to discontinue our product development programs or relinquish our rights to some or all of our product candidates. The manner in which we raise any additional funds may affect the value of your investment in our common stock.
             We expect to incur losses at least until we can successfully commercialize one or more of our product candidates. We expect that we will require additional financing to fund our development programs and to expand our infrastructure and commercialization activities. Net cash used in operating activities was $3.2 million for the three months ended March 31, 2006 and $8.5 million in 2005. If we fail to obtain the necessary financing, we will not be able to fund our operations. We have no committed sources of additional capital. We do not know whether additional financing will be available on terms favorable to us when needed, if at all. If we fail to advance our current product candidates to later stage clinical trials, successfully commercialize Zensana, or acquire new product candidates for development, we will have difficulty obtaining additional financing. Our future capital requirements depend on many factors, including:
•	costs associated with conducting preclinical and clinical testing;

•	costs associated with commercializing our lead programs, including establishing sales and marketing functions;

•	costs of establishing arrangements for manufacturing our product candidates;

•	costs of acquiring new drug candidates;

•	payments required under our current and any future license agreements and collaborations;

•	costs, timing and outcome of regulatory reviews;

•	costs of obtaining, maintaining and defending patents on our product candidates; and

•	costs of increased general and administrative expenses.
             To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. We may grant future investors rights superior to those of the common stock sold in this offering. If we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or products, or grant licenses on terms that are not favorable to us. If we raise additional funds by incurring debt, we could incur significant interest expense and become subject to covenants in the related transaction documentation that could affect the manner in which we conduct our business.
We rely on key executive officers and their experience and knowledge of our business would be difficult to replace in the event any of them left Hana.
             We are highly dependent on Mark Ahn, our president and chief executive officer, Fred Vitale, our vice president and chief business officer, Gregory Berk, our senior vice president and chief medical officer, and John Iparraguirre, our vice president and chief financial officer. Dr. Ahn’s, Mr. Vitale’s and Dr. Berk’s employment are governed by written employment agreements. Dr. Ahn’s and Mr. Vitale’s employment agreements each provide for terms that expire in November 2008. Dr. Berk’s employment term under his agreement expires in November 2007. Mr. Iparraguirre does not have a written employment agreement with us. Dr. Ahn, Mr. Vitale, Dr. Berk and Mr. Iparraguirre may terminate their employment with us at any time, subject, however, to certain non-compete and non-solicitation covenants. The loss of the technical knowledge and management and industry expertise that would result in the event Dr. Ahn left Hana could result in delays in the development of our product candidates, and divert management resources. The loss of Mr. Vitale could impair our ability to expand our product development pipeline and commercialize our product candidates, which may harm our business prospects. The loss of Dr. Berk could impair our ability to initiate new and sustain existing clinical trials, as well as identify potential product candidates. The loss of Mr. Iparraguirre could impair our ability to obtain additional financing. We do not carry “key person” life insurance for any of our officers or key employees.
If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.
             We will need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay Area where we are headquartered, is intense, and we cannot be certain that our search for such personnel will be successful. Our ability to attract and retain qualified personnel is critical to our success.
We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.
             The testing and marketing of pharmaceutical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merit or eventual outcome, liability claims may result in:
•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	withdrawal of prior governmental approvals;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls;

•	loss of revenue; and

•	the inability to commercialize our product candidates.
             Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. We currently do not carry product liability insurance but instead maintain a $5 million clinical trial insurance policy for our ongoing Phase I and Phase I/II clinical trials of one of our product candidates, Talotrexin (PT-523). Even if our agreements with any future collaborators entitle us to indemnification against damages from product liability claims, such indemnification may not be available or adequate should any claim arise.

We may experience difficulty integrating our newly acquired sphingosomal product candidates into our business.
             In May 2006, we licensed the rights to develop and commercialize three sphingosomal product candidates, including Marqibo, from Inex, which doubled the size of our product candidate pipeline. If all necessary regulatory approvals are obtained, we plan to initiate a Phase III clinical trial in ALL in Marqibo in the second half of 2006, and Phase I clinical trials in two of our other product candidates, sphingosome encapsulated vinorelbine and sphingosome encapsulated topotecan, in 2007. We need FDA and other approvals before we can pursue our clinical trials and there is no assurance we will be able to obtain such approvals. Moreover, we will be required to devote substantial capital and personnel resources to our newly-acquired product candidates in order to attempt to successfully continue their development. If we fail to devote sufficient resources to the development of these product candidates, or if our focus on the new sphingosomal product candidates diverts our attention from the development of Zensana and other product candidates, we will not realize the intended benefits from the recently-completed transaction and our business will suffer.
Risks Related to the Clinical Testing, Regulatory Approval and Manufacturing of Our Product Candidates
If we are unable to obtain regulatory approval to sell our lead product candidate, Zensana, or another product candidate, Marqibo, our business will suffer.
             We believe we have completed or may otherwise rely upon all required clinical trials, whether conducted by us or others, relating to Zensana and expect to submit our NDA for Zensana to the FDA in the second quarter of 2006 pursuant to Section 505(b)(2) of the Food, Drug and Cosmetic Act, or FDCA. Section 505(b)(2) of the FDCA is the section describing NDAs for which at least some of the investigations relied upon by the applicant for approval of the application were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. While we believe Section 505(b)(2) is applicable to Zensana, it is possible that the FDA could disagree and require us to submit a “stand-alone” or “full” Section 505(b)(1) NDA, which would require significantly more clinical studies and/or other data collection or analysis. Additionally, in reviewing our NDA, the FDA may require us to conduct additional extensive clinical or non-clinical trials or other analysis or may reject our NDA for a variety of other reasons. If the FDA requires us to complete additional clinical trials relating to Zensana before it will consider approving our NDA, or if non-clinical or other information is requested, the timing of our planned commercial launch for Zensana may be significantly delayed or even precluded and we may be required to incur substantial additional expenses. Depending on the types of studies or other analysis required by the FDA, we may never be able to establish that Zensana is safe for use or effective in use and, thus, may never be able to sell Zensana. Furthermore, because the oral ondansetron formulation on which our Section 505(b)(2) application is based is protected by two unexpired patents and pediatric exclusivity, it is possible that the approval, if any, of our Section 505(b)(2) application may be delayed as a result of patent infringement litigation. Finally, even if Zensana is approved by the FDA, such approval may be materially modified or withdrawn by the FDA for a variety of reasons.
             We recently licensed Marqibo from Inex. Marqibo is not currently permitted to be commercially used. Inex submitted an NDA pursuant to Section 505(b)(2) for accelerated marketing approval of Marqibo primarily based upon a single arm, Phase II clinical trial, which was reviewed by the FDA in 2004 and 2005. In January 2005, the FDA issued a not approvable letter to Inex for the Marqibo NDA for the treatment of patients with relapsed refractory NHL previously treated with at least two chemotherapy regimens. The FDA’s not approvable letter cited a variety of reasons for not approving the NDA, including the following:

•	The information presented by Inex was inadequate and contained clinical deficiencies;

•	The information presented by Inex failed to provide evidence of an effect on a surrogate that is reasonably likely to predict clinical benefit;

•	The information presented by Inex contained chemistry, manufacturing and control deficiencies;

•	A supportive study in NHL patients and ALL patients was not well conducted or well controlled; and

•	The information presented by Inex did not demonstrate an improvement over available therapy.
             In rejecting the NDA, the FDA recommended that, if Inex planned to pursue development of Marqibo for the treatment of relapsed refractory NHL, Inex should conduct additional studies, including but not limited to randomized controlled studies comparing Marqibo to other chemotherapy regimens. Even if such studies are successfully performed, Marqibo may not receive FDA approval.
             With respect to Zensana and Marqibo, additional FDA regulatory risks exist which may prevent FDA approval of these drug candidates and thereby prevent their commercial use. Additionally, if Zensana or Marqibo, or any of our product candidates are approved by the FDA, such approval may be withdrawn by the FDA for a variety of reasons, including:
•	that clinical or other experience, tests, or other scientific data show that the drug is unsafe for use;

•	that new evidence of clinical experience or evidence from new tests, evaluated together with the evidence available to the FDA when the NDA was approved, shows that the drug is not shown to be safe for use under the approved conditions of use;

•	that on the basis of new information presented to the FDA, there is a lack of substantial evidence that the drug will have the effect it purports or is represented to have under the approved conditions of use;

•	that an NDA contains any untrue statement of a material fact; or

•	for a drug approved under FDA’s accelerated approval regulations or as a fast track drug, if any required post-approval study is not conducted with due diligence or if such study fails to verify the clinical benefit of the drug.
Other regulatory risks may arise as a result of a change in applicable law or regulation or the interpretation thereof, and may result in material modification or withdrawal of prior FDA approvals.
Many of our product candidates are in early stages of clinical trials, which are very expensive and time-consuming. Any failure or delay in completing clinical trials for our product candidates could harm our business.
             Our four other product candidates, Talotrexin, ropidoxuridine (IPdR), sphingosome encapsulated vinorelbine and sphingosome encapsulated topotecan, are in early stages of development and will require extensive clinical and other testing and analysis before we will be in a position to consider seeking FDA approval to sell such product candidates. In addition to the risks set forth above for Zensana and Marqibo, which also apply to Talotrexin, ropidoxuridine, sphingosome encapsulated vinorelbine and sphingosome encapsulated topotecan, these product candidates also have additional risks as each is in an earlier stage of development and review.
             In 2003, we filed our Investigational New Drug Application, or IND, for Talotrexin and in March 2004 we initiated a Phase I clinical trial at Dana-Farber Cancer Institute, Inc., Massachusetts General Hospital and Beth-Israel Deaconess Hospital. We have also recently completed an open-label multicenter, multinational Phase I and II study of Talotrexin in the treatment of relapsed or refractory non-small cell lung cancer, or NSCLC, and in June 2005, we commenced an open-label, multicenter Phase I and II clinical trial of Talotrexin in the treatment of refractory leukemia. We also commenced an initial Phase I clinical trial of our product candidate ropidoxuridine in September 2005. We do not expect to request regulatory and other approvals to initiate clinical trials on sphingosome encapsulated vinorelbine and sphingosome encapsulated topotecan until 2007, if at all.
             Conducting clinical trials is a lengthy, time consuming and very expensive process and the results are inherently uncertain. The duration of clinical trials can vary substantially according to the type, complexity, novelty and intended use of the product candidate. We estimate that clinical trials of our product candidates will take at least several years to complete. The completion of clinical trials for our product candidates may be delayed or prevented by many factors, including:
•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, side effects, or other adverse events;

•	results that do not demonstrate the safety or effectiveness of the product candidates;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA.
             In conducting clinical trials, we may fail to establish the effectiveness of a compound for the targeted indication or discover that it is unsafe due to unforeseen side effects or other reasons. Even if our clinical trials are commenced and completed as planned, their results may not support our product candidate claims. Further, failure of product candidate development can occur at any stage of the clinical trials, or even thereafter, and we could encounter problems that cause us to abandon or repeat clinical trials. These problems could interrupt, delay or halt clinical trials for our product candidates and could result in FDA, or other regulatory authorities, delaying approval of our product candidates for any or all indications. The results from preclinical testing and prior clinical trials may not be predictive of results obtained in later or other larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing promising results in earlier clinical trials. Our failure to adequately demonstrate the safety and effectiveness of any of our product candidates will prevent us from receiving regulatory approval to market these product candidates and will negatively impact our business.
             In addition, we or the FDA may suspend or curtail our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in the conduct of these clinical trials or in the composition, manufacture or administration of the product candidates.

Accordingly, we cannot predict with any certainty when or if we will ever be in a position to submit an NDA for any of our product candidates, or whether any such NDA would ever be approved.
If we do not obtain the necessary U.S. or foreign regulatory approvals to commercialize our product candidates, we will not be able to market and sell our product candidates.
             None of our product candidates have been approved for commercial sale in any country. FDA approval is required to commercialize all of our product candidates in the United States and approvals from the FDA equivalent regulatory authorities are required in foreign jurisdictions in order to commercialize our product candidates in those jurisdictions. We only possess the right to attempt to develop and commercialize Zensana within the United States and Canada. We possess world-wide rights to develop and commercialize Marqibo and our other product candidates.
             In order to obtain FDA approval of any of our product candidates, we must submit to the FDA an NDA, demonstrating that the product candidate is safe for humans and effective for its intended use and otherwise meets the requirements of existing laws and regulations governing new drugs. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, and human tests, which are referred to as clinical trials, as well as additional information and studies. Satisfaction of the FDA’s regulatory requirements typically takes many years, depending on the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing as well as for other purposes. To date, none of our product candidates has been approved for sale in the United States or in any foreign market. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. Historically, only a small percentage of all drug candidates that start clinical trials are eventually approved by the FDA for sale. After clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:
•	delay or prevent commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us;

•	reduce the potential prices we may be able to charge for our product candidates, assuming they are approved for sale; and

•	diminish any competitive advantages that we may otherwise enjoy.
Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory approval for any of our product candidates. Additionally, a change in applicable law or regulation, or the interpretation thereof, may result in material modification or withdrawal of prior FDA approvals.
             Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of saleable products and, therefore, corresponding product revenues. If we do not complete clinical trials and obtain regulatory approval for a product candidate, we will not be able to recover any of the substantial costs invested by us in the development of the product candidate.
             In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates for sale outside the United States.
Our competitive position may be harmed if we are unable to obtain orphan drug designation for the use of Talotrexin in treating ALL, or if a competitor obtains orphan drug designation and approval for the treatment of ALL for a clinically superior drug.
             Orphan drug designation is an important element of our competitive strategy because the latest of our licensors’ patents for Talotrexin expires in 2023. We have filed for orphan drug designation for the use of Talotrexin in treating ALL. The company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. Our efforts to obtain orphan drug designation for Talotrexin may not succeed, and our failure to achieve this designation may weaken our competitive position. In addition, even if we obtain orphan drug designation and application approval, the FDA may permit other companies to market the same drug for the same designated and approved condition during our period of orphan drug exclusivity if it can be demonstrated that the drug is clinically superior to our drug. This could create a more competitive market for us. Moreover, if a competitor obtains approval of the same drug for the same indication or disease before us, we would be blocked from obtaining approval for our product for seven years, unless our product can be shown to be clinically superior.
Even if we obtain regulatory approvals for our products, the terms of approvals and ongoing monitoring and regulation of our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.
             Even if regulatory approval is granted in the United States or in a foreign country, the approved product and its manufacturer, as well as others involved in the manufacturing and packaging process, remain subject to continual regulatory review and monitoring. Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed, or include requirements for potentially costly post-approval clinical trials. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-marketing information on the product will be subject to extensive regulatory requirements which may change over time. We and the manufacturers of our products, their ingredients, and many aspects of the packaging are also required to comply with current good manufacturing practice regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products or their ingredients or certain packagings, and these facilities are subject to ongoing regulatory inspection. Discovery of problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, manufacturer and relevant manufacturing facility, including withdrawal of the product from the market. If we fail to comply with the regulatory requirements of the FDA and other applicable foreign regulatory authorities, or if problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:
•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters or untitled letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production and/or sale; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.
             In order to market any products outside of the United States, we must establish and comply with the numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.
Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the results of our clinical trials and such research activities are, to a certain extent, beyond our control.
             We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us. For example, our current Phase I clinical trial for Talotrexin is being conducted by Dana-Farber Cancer Institute, Inc., Massachusetts General Hospital and Beth-Israel Deaconess Hospital. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.
Our reliance on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.
             We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Ferring AB supplied us with our clinical supplies of Zensana, including the spray pump and oral applicator used to deliver the drug. We have not entered into an agreement with Ferring AB or any other third party for the commercial manufacture of Zensana but expect to do so with Ferring AB prior to commercialization. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:
•	We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.
•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and/or commercial needs, if any.

•	Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•	Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation. This may prohibit us from seeking alternative or additional manufacturers for our products.
             Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.
Risks Related to Our Ability to Commercialize Our Product Candidates
Our success depends substantially on Zensana and Marqibo, which are still under development and require further regulatory approvals. If we are unable to commercialize either or both of Zensana or Marqibo, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be diminished.
             We concluded bioavailability and bioequivalent clinical trials of Zensana, our most advanced product candidate, in early 2006 and we are expecting to file an NDA with the FDA in the second quarter of 2006. If approved, we expect to commercially launch Zensana in the United States in the first half of 2007. We anticipate requesting authorization to commence a Phase III clinical trial of Marqibo, our second most advanced product candidate, in the second half of 2006. We have invested a significant portion of our time and financial resources in the development of these two programs. We anticipate that our ability to generate revenues in the near term will depend solely on the successful development, regulatory approval and commercialization of Zensana.
             All of our other product candidates are in the very early stages of development. Any of our product candidates could be unsuccessful if they:
•	do not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise do not meet applicable regulatory standards for approval;

•	do not offer therapeutic or other improvements over existing or future therapies used to treat the same conditions;

•	are not capable of being produced in commercial quantities at acceptable costs or pursuant to applicable rules and regulations; or

•	are not accepted in the medical community and by third-party payors.
             We do not expect Zensana to be commercialized before the first half of 2007, if at all. If we are unable to commercialize our product candidates, we will not generate product revenues. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown.
If we are unable either to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will be unable to commercialize our product candidates successfully.
             We currently have no sales, marketing or distribution capabilities. To commercialize our product candidates, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If we decide to market any of our products directly, we must commit financial and managerial resources to develop marketing capabilities and a salesforce with technical expertise and with supporting distribution capabilities. If approved by the FDA, we intend to market Zensana in the United States with our own specialized oncology salesforce of approximately 30 people. Factors that may inhibit our efforts to commercialize Zensana and our other product candidates, if approved, directly and without strategic partners include:
•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.
             If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing Zensana and our product candidates, which would harm our business. If we rely on pharmaceutical or biotechnology companies with established distribution systems to market our products, we will need to establish and maintain partnership arrangements, and we may not be able to enter into these arrangements on acceptable terms or at all. To the extent that we enter into co-promotion or other arrangements, any revenues we receive will depend upon the efforts of third parties which may not be successful and which will be only partially in our control. Our product revenues would likely be lower than if we marketed and sold our products directly.
The terms of our license agreements relating to intellectual property ownership rights may make it more difficult for us to establish collaborations for the development and commercialization of our product candidates.
             The terms of our license agreements obligate us to include intellectual property assignment provisions in any sublicenses or collaboration agreements that may be unacceptable to our potential sublicensees and partners. These terms may impede our ability to enter into partnerships for some of our existing product candidates. Under our license agreement with Inex, Inex, either alone or jointly with M.D. Anderson Cancer Center, will be the owner of patents and patent applications claiming priority to certain patents licensed to us, and we not only have an obligation to assign to Inex our rights to inventions covered by such patents or patent applications, but also, when negotiating any joint venture, collaborative research, development, commercialization or other agreement with a third party, to require such third party to do the same. Our license agreement with Elan Pharmaceuticals, Inc., or Elan, relating to Marqibo, provides that Elan will own all improvements to the licensed patents or licensed know-how made by us or any of our sublicensees. Our license agreement with NovaDel for Zensana provides that all information and inventions made by or on behalf of us, our affiliates and sublicenses relating to the oral spray process or Zensana will be assigned to NovaDel. Potential collaboration and commercialization partners for these product candidates may not agree to such intellectual property ownership requirements and therefore not elect to partner with us for these product candidates.
If physicians and patients do not accept and use Zensana or our other product candidates, our ability to generate revenue from sales of our products will be materially impaired.
             Even if the FDA approves Zensana or any of our other product candidates, physicians and patients may not accept and use them. Acceptance and use of our products will depend upon a number of factors including:
•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	pharmacological benefit and cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payors;

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any; and

•	the price at which we sell our products.
             Because we expect sales of Zensana, if FDA-approved, to generate substantially all of our product revenues for the foreseeable future, the failure of Zensana to find market acceptance would harm our business and could require us to seek additional financing.
Adequate coverage and reimbursement may not be available for our product candidates, which could diminish our sales or affect our ability to sell our products profitably.
             Market acceptance and sales of our product candidates will depend in significant part on the levels at which government payors and other third-party payors, such as private health insurers and health maintenance organizations, cover and pay for our products. We cannot provide any assurances that third-party payors will provide adequate coverage of and reimbursement for any of our product candidates. If we are unable to obtain adequate coverage of and payment levels for our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability and future success.
             In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory policies and proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the MMA, which contains, among other changes to the law, a wide variety of changes that impact Medicare reimbursement of pharmaceuticals to physicians and hospitals. The MMA requires that, as of January 1, 2005, payment rates for most drugs covered under Medicare Part B, including drugs furnished incident to physicians’ services, are to be based on manufacturer’s average sales price, or ASP, of the product.

Implementation of the ASP payment methodology for drugs furnished in physician’s offices generally resulted in reduced payments in 2005, and could result in lower payment rates for drugs in the future.
             The MMA requires that, beginning in 2006, payment amounts for most drugs administered in physician offices are to be based on either ASP or on amounts bid by vendors under the Competitive Acquisition Program, or CAP. Under the CAP, physicians who administer drugs in their offices will be offered an option to acquire drugs covered under the Medicare Part B benefit from vendors that are selected in a competitive bidding process. Winning vendors would be selected based on criteria that include their bid prices. Implementation of the CAP has been delayed until at least July 2006. Implementation of the ASP payment methodology and the CAP could negatively impact our ability to sell our product candidates.
             The MMA also revised the method by which Medicare pays for many drugs administered in hospital outpatient departments beginning in 2005. In addition, the Centers for Medicare & Medicaid Services, or CMS, which administers the Medicare program, published a proposed rule on payment amounts for drugs administered in hospital outpatient departments for 2006. As a result of the changes in the MMA and, if the methods suggested by CMS in the proposed 2006 rule are implemented, certain newly introduced drugs administered in hospital outpatient departments, which we believe would include Zensana, will generally be reimbursed under an ASP payment methodology, except that during a short introductory period in which drugs have not been assigned a billing code a higher payment rate is applicable. As in the case of physician offices, implementation of the ASP payment methodology in the hospital outpatient department could negatively impact our ability to sell our product candidates.
             The MMA created a new, voluntary prescription drug benefit for Medicare beneficiaries, Medicare Part D, which took effect in 2006. Medicare Part D is a new type of coverage that allows for payment for certain prescription drugs not covered under Part B. This new benefit will be offered by private managed care organizations and freestanding prescription drug plans, which, subject to review and approval by CMS, may, and are expected to, establish drug formularies and other drug utilization management controls based in part on the price at which they can obtain the drugs involved. The drugs that will be covered in each therapeutic category and class on the formularies of participating Part D plans may be limited, and obtaining favorable treatment on formularies and with respect to utilization management controls may affect the prices we can obtain for our products. If our product candidates are not placed on such formularies, or are subject to utilization management controls, this could negatively impact our ability to sell them. It is difficult to predict which of our candidate products will be placed on the formularies or subjected to utilization management controls and the impact that the Part D program, and the MMA generally, will have on us.
             There also likely will continue to be legislative and regulatory proposals that could bring about significant changes in the healthcare industry. We cannot predict what form those changes might take or the impact on our business of any legislation or regulations that may be adopted in the future. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.
             In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. We may face competition for our product candidates from lower priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products which could negatively impact our profitability.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.
             The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. If approved, Zensana will compete with the currently available oral form of ondansetron, which is currently being manufactured and sold by GlaxoSmithKline Inc. under the name Zofran. In addition, the FDA may approve generic versions of ondansetron before and/or after any action on the Zensana marketing application with which we might compete. If approved, Marqibo will compete with unencapsulated vincristine, which is generic, other cytotoxic agents such as antimetabolites, alkylating agents, cytotoxic antibiotics, vinca alkyloids, platinum compounds and taxanes, and other cytotoxic agents that use different encapsulation technologies. If approved, Talotrexin will compete with existing antifolate therapies currently being sold by Pfizer, Inc. (trimetrexate), Eli Lilly & Co. (pemetrexed) and Novartis AG (edatrexate). Although there are no FDA-approved radiation sensitizers currently on the market, there are several product candidates in development that will compete with our product candidate ropidoxuridine and which are significantly further along in development. For example, Allos Therapeutics, Inc. and Pharmacyclics, Inc. each have a radiation sensitizer in Phase III development. These or other future competing products and product candidates may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.
             We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:
•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.
Developments by competitors may render our products or technologies obsolete or non-competitive.
             Companies that currently sell both generic and proprietary compounds for the treatment of cancer include, among others, Pfizer, Inc. (trimetrexate), Eli Lilly & Co. (pemetrexed), Novartis AG (edatrexate), and Allos Therapeutics, Inc. (PDX). Alternative technologies are being developed to treat cancer and immunological disease, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

Risks Related to Our Intellectual Property
If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.
             Our success, competitive position and future revenues will depend in large part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.
             We have licensed from third parties rights to numerous issued patents and patent applications. To date, through our license agreements for Talotrexin, ropidoxuridine, Marqibo and Zensana, we hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications. We also have patent rights to applications pending in several foreign jurisdictions. We have filed and anticipate filing additional patent applications both in the United States and internationally, as appropriate.
             The rights to product candidates that we acquire from licensors or collaborators are protected by patents and proprietary rights owned by them, and we rely on the patent protection and rights established or acquired by them. We generally do not unilaterally control, or do not control at all, the prosecution of patent applications licensed from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we may exercise over internally developed intellectual property. In particular, NovaDel, which licensed us Zensana, has the sole right to file, prosecute and maintain patent applications, patents and trademarks relating to the Zensana product, and we only have the right to comment on such filings and the rights to patent filing, prosecution and maintenance if NovaDel elects not to do so in a certain country.
             The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Even if we are able to obtain patents, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Under our license agreements, we generally do not unilaterally control, or do not control at all, the enforcement of the licensed patents or the defense of third party suits of infringement or invalidity. In particular, with respect to Zensana, NovaDel is the party who has the first right to enforce the licensed patents and we may only do so if NovaDel fails to enforce such patents. NovaDel is also the party who has the first right to defend third party infringement claims and who is in control of such proceedings, while we do not have clear contractual rights to defend such claims even if NovaDel fails to do so.
             Furthermore, if we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all.
             The degree of future protection for our proprietary rights is uncertain in part because legal means afford only limited protection and may not adequately protect our rights, and we will not be able to ensure that:
•	we or our licensors or collaborators were the first to make the inventions described in patent applications;

•	we or our licensors or collaborators were the first to file patent applications for inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	any of our pending patent applications will result in issued patents;

•	any patents licensed or issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•	we will ultimately be able to enforce our owned or licensed patent rights pertaining to our products;

•	any patents licensed or issued to us will not be challenged, invalidated, held unenforceable or circumvented;

•	we will develop or license proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our ability to do business.
             Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.
Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would harm our business and future prospects.
             Our license agreements relating to Talotrexin, ropidoxuridine and Zensana are subject to termination by our licensors in the event we materially breach those agreements. With respect to the Talotrexin license, Dana-Farber Cancer Institute, Inc. and Ash Stevens, Inc. may terminate the agreement, after giving us notice and an opportunity to cure, if we commit a material breach, including failing to make a scheduled milestone or other payment when due, failing to meet our diligence obligations, ceasing to carry on our business with respect to the licensed products, or being convicted of a felony relating to the manufacture, use, sale or importation of the licensed products. The agreement also provides that it may be terminated if we become involved in a bankruptcy, insolvency or similar proceeding. Our license agreement for ropidoxuridine contains similar provisions, in that Yale University and the Research Foundation of State University of New York may terminate the agreement, after giving us notice and an opportunity to cure, if we commit a material breach, including failing to make scheduled payments, or terminate the agreement without giving us the opportunity to cure for our failure to obtain or maintain adequate insurance, or our involvement in a bankruptcy. Under the Zensana license, NovaDel may terminate our license, after giving us notice and an opportunity to cure, for our material breach or payment default. The license also terminates automatically if we are involved in a bankruptcy. In the event these license agreements are terminated, we will lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would harm our business and future prospects.

             Our license to Marqibo, sphingosome encapsulated vinorelbine and sphingosome encapsulated topotecan are governed by a series of transaction agreements which may be individually or collectively terminated, not only by Inex, but also by University of Texas M.D. Anderson Cancer Center, British Columbia Cancer Agency, University of British Columbia or Elan under the underlying agreements governing the license or assignment of technology to Inex. Inex may terminate these agreements for our uncured material breach, for our involvement in a bankruptcy, for our assertion or intention to assert any invalidity challenge on any of the patents licensed to us for these products or for our failure to meet our development or commercialization obligations, including the obligations of continuing to sell each product in all major market countries after its launch. In the event that these agreements are terminated, not only will we lose all rights to these products, we will also have the obligation to transfer all of our data, materials, regulatory filings and all other documentation to our licensor, and our licensor may on its own exploit these products without any compensation to us, regardless of the progress or amount of investment we have made in the products.
Third party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.
             In order to protect or enforce patent rights, we may initiate patent litigation against third parties. Similarly, we may be sued by others. We also may become subject to proceedings conducted in the U.S. Patent and Trademark Office, including interference proceedings to determine the priority of inventions, or reexamination proceedings. In addition, any foreign patents that are granted may become subject to opposition, nullity, or revocation proceedings in foreign jurisdictions having such proceedings opposed by third parties in foreign jurisdictions having opposition proceedings. The defense and prosecution, if necessary, of intellectual property actions are costly and divert technical and management personnel from their normal responsibilities.
             No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide any assurance that the commercialization of our products would not infringe the patent rights of another. While we know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted.
             If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue marketing the relevant product on commercially reasonable terms, if at all. We may not have sufficient resources to bring these actions to a successful conclusion. If we do not successfully defend any infringement actions to which we become a party or are unable to have infringed patents declared invalid or unenforceable, we may have to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay commercialization and development of the affected products.
             We are aware of certain United States patents that relate to ondansetron compositions and uses therefor to treat nausea and vomiting. These patents pertain to Zofran, an FDA-approved first generation 5-HT3 antagonist product upon which we intend to file our NDA application for Zensana under Section 505(b)(2) of the FDCA. Certain of these patents are due to expire in advance of our planned commercial launch of Zensana in the United States in the first half of 2007. Upon commercialization, if Zensana or its commercial use or production meets all of the requirements of any of the claims of the aforementioned patents or any other patents, or patents that may issue from related patent applications or any other patent applications, then we may need a license to one or more of these patents. If any licenses are required, there can be no assurance that we will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from commercializing Zensana.

             Any legal action against us or our collaborators claiming damages and seeking to enjoin developmental or marketing activities relating to affected products could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain licenses to continue to develop, manufacture or market the affected products. Such a license may not be available to us on commercially reasonable terms, if at all.
             An adverse determination in a proceeding involving our owned or licensed intellectual property may allow entry of generic substitutes for our products.
Risks Related to this Offering
Our stock price has, and we expect it to continue to, fluctuate significantly, and the value of your investment may decline.
             From January 1, 2005 to May 16, 2006, the market price of our common stock has ranged from a high of $12.94 per share to a low of $1.25 per share. The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. You might not be able to sell your shares of common stock at or above the offering price due to fluctuations in the market price of the common stock arising from changes in our operating performance or prospects. In addition, the stock markets in general, and the markets for biotechnology and biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. A variety of factors may affect our operating performance and performance and cause the market price of our common stock to fluctuate. These include, but are not limited to:
•	announcements by us or our competitors of regulatory developments, clinical trial results, clinical trial enrollment, regulatory filings, new products and product launches, significant acquisitions, strategic partnerships or joint ventures;

•	any intellectual property infringement, product liability or any other litigation involving us;

•	developments or disputes concerning patents or other proprietary rights;

•	regulatory developments in the United States and foreign countries;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	economic or other crises and other external factors;

•	actual or anticipated period-to-period fluctuations in our revenues and other results of operations;

•	departure of any of our key management personnel; or

•	sales of our common stock.
             These and other factors may cause the market price and demand of our common stock to fluctuate substantially, which may limit investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity or value of our common stock.

If our results do not meet analysts’ forecasts and expectations, our stock price could decline.
             While research analysts and others have published forecasts as to the amount and timing of our future revenues and earnings, we have stated that we will not be providing any forecasts of the amount and timing of our future revenues and earnings until after two quarters of our sales and marketing efforts. Analysts who cover our business and operations provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts’ valuations and recommendations are based primarily on our reported results and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed analysts’ forecasts and expectations as a result of a number of factors, including those discussed under the section “Risks Related to Our Business.” If our results do not meet analysts’ forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.
This offering will cause dilution in net tangible book value.
             Because the price per shares of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the offering price of $8.50 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $6.64 per share in the net tangible book value of the common stock. See “Dilution” at page S-35 of this prospectus supplement for a more detailed discussion of the dilution you will incur in this offering.
Substantial sales of shares may impact the market price of our common stock.
             If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or issued in connection with our license agreement with Inex, the market price of our common stock may decline. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. As of April 30, 2006, we had 22,673,887 outstanding shares of common stock. In addition, as of April 30, 2006, 2,342,887 shares were subject to stock options currently outstanding under our stock incentive plans, and an additional 2,189,589 were available for future grants of equity compensation under our stock incentive plans.
             We and our directors and executive officers who beneficially own an aggregate of approximately 3,000,000 shares, have entered into agreements not to sell or offer to sell or otherwise dispose of any shares of common stock held by us or them for a period of 90 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc., which may release any or all of the shares subject to lock-up agreements at any time without notice. In April 2006, we filed a shelf registration statement, of which this prospectus supplement and the accompanying prospectus are a part, pursuant to which we may, from time-to-time, sell shares of our common stock in one or more offerings, with a total value of up to $75 million, including the shares of common stock issued in this offering. In connection with our license agreement with Inex, we are obligated to file a registration statement for the resale of the 1,118,568 shares of common stock issued to Inex. We have filed a registration statement covering shares of common stock issuable upon exercise of options and other grants pursuant to our stock plans.
             In addition, our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-

raising transactions, mergers, acquisitions, for anti-takeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of the Nasdaq National Market, Delaware law, or other applicable laws. If our management determines to issue shares of our common stock from the large pool of such authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position would be diluted without your further ability to vote on that transaction.
Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.
             Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:
•	establish a classified board of directors so that not all members of our board may be elected at one time;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

•	limit who may call a special meeting of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.
             In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.
We are at risk of securities class action litigation.
             In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.
             We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.
             Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
             This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe” “intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus supplement, the accompanying prospectus or incorporated by reference.
             Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties relate to, among other factors:
•	the development of our drug candidates;

•	the regulatory approval of our drug candidates;

•	our use of clinical research centers and other contractors;

•	our ability to find collaborative partners for research, development and commercialization of potential products;

•	acceptance of our products by doctors, patients or payors; our ability to market any of our products;

•	our history of operating losses; our ability to compete against other companies and research institutions;

•	our ability to secure adequate protection for our intellectual property; our ability to attract and retain key personnel;

•	availability of reimbursement for our product candidates;

•	the effect of potential strategic transactions on our business; our ability to obtain adequate financing; and

•	the volatility of our stock price.
             These and other risks are detailed in this prospectus supplement under the discussion entitled “Risk Factors,” as well as in our reports filed with the SEC from time to time under the Securities Act and the Exchange Act. You are encouraged to read these filings as they are made.
             Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
             We estimate that the net proceeds from the sale of 4,701,100 shares of common stock that we are offering will be approximately $37.2 million, based on the offering price of $8.50 per share, after deducting placement agent fees and estimated offering expenses payable by us, including the purchase in this offering by Mark J. Ahn, our President and Chief Executive Officer, Fred L. Vitale, our Vice President and Chief Business Officer, and Kier Family L.P., an affiliate of Isaac Kier, one of our directors, of an aggregate of 71,600 shares of our common stock, at a price per share of $9.07, the closing price of the common stock on the Nasdaq National Market on May 16, 2006.
             We expect to use the net proceeds of this offering, and our existing cash and cash equivalents, as follows:
•	to fund the potential commercial launch of Zensana, including, without limitation, production and supply activities and launch and post-launch sales and marketing activities;

•	to fund a Phase III clinical trial of Marqibo;

•	to fund the continued clinical development of Talotrexin, ropidoxuridine, sphingosomal vinorelbine and sphingosomal topotecan; and

•	for general corporate purposes, including the possible licensing, acquisition and development of new products and product candidates.
             We have no present understandings, commitments or agreements with respect to any acquisitions, investments or joint ventures and no portion of the net proceeds has been allocated for any specific acquisition.
             We will retain broad discretion over the use of the net proceeds of this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development and commercialization efforts and the amount of cash used by our operations.
             We believe that the net proceeds of this offering and existing cash and cash equivalents will be sufficient to meet our capital requirements through at least the end of 2007. Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
             Our common stock has been traded on the Nasdaq National Market under the symbol “HNAB” since April 17, 2006. Prior to April 17, 2006, our common stock traded on the American Stock Exchange from September 22, 2005 through April 13, 2006 under the symbol “HBX,” and prior to September 22, 2005, on the OTC Bulletin Board under the symbol “HNAB.OB.” The following table sets forth for the periods indicated, the high and low closing sale prices of our common stock, as reported by the Nasdaq National Market, American Stock Exchange and OTC Bulletin Board, as applicable.

	High	Low
Fiscal 2005
First Quarter	$5.90	$1.50
Second Quarter	2.50	1.25
Third Quarter	5.25	1.60
Fourth Quarter	6.32	3.76
Fiscal 2006
First Quarter	$11.30	$5.40
Second Quarter (through May 16, 2006)	$12.30	$8.10
             On May 16, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $9.07 per share.
             We have never declared or paid any cash dividend on our common stock. We currently expect to retain any future earnings in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future.

CAPITALIZATION
             The following table presents our cash and cash equivalents and capitalization as of March 31, 2006:
•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of (a) 4,629,500 shares of common stock in this offering at the offering price of $8.50 per share, after deducting placement agent fees and estimated offering expenses, and (b) 71,600 shares of common stock in this offering by certain of our executive officers and an affiliate of one of our directors at a price per share of $9.07, the closing price of our common stock on the Nasdaq National Market on May 16, 2005.
             You should read this table together our financial statements and related notes incorporated by reference into the accompanying prospectus.

	March 31, 2006
	Actual	As Adjusted
	(in thousands, except
	share and per share data)
Cash and cash equivalents	$13,874	$51,074

Stockholders’ equity:
Common stock, $.001 per share; 100,000,000 shares authorized; 22,658,202 shares issued and outstanding, actual; 27,359,302 shares issued and outstanding, as adjusted	$23	$27
Preferred stock, $.001 per share; 10,000,000 shares authorized; none issued and outstanding, actual; none issued and outstanding, as adjusted
Additional paid-in capital	35,148	72,344
Accumulated other comprehensive loss	60	60
Deficit accumulated during the development stage	(21,504)	(21,504)

Total stockholders’ equity	13,727	50,927

Total capitalization	$13,727	$50,927

             The number of shares of common stock shown as issued and outstanding in the table does not include, as of March 31, 2006:
•	2,342,887 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock option plans with a weighted average exercise price of $0.94 per share;

•	1,319,679 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.80 per share, which were approved by our stockholders at our May 2006 Annual Meeting;

•	117,000 shares issuable upon previously granted but unvested restricted stock awards, which were approved by our stockholders at our May 2006 Annual Meeting.

•	2,289,589 shares of common stock available for future issuance under our employee stock option plans;

•	750,000 shares of common stock available for future issuance under our employee stock purchase plan;

•	2,247,366 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.47 per share; and

•	1,118,568 shares of common stock issued to Inex Pharmaceuticals Corporation in May 2006.

DILUTION
             If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock set forth on the cover page of this prospectus supplement and the pro forma net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of March 31, 2006 was approximately $13.7 million, or approximately $0.61 per share. We calculate net tangible book value per share by dividing our net tangible book value by the actual number of outstanding shares of our common stock. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering.
             After giving effect to the sale of (a) 4,629,500 shares of common stock in this offering at the offering price of $8.50 per share, after deducting placement agent fees and estimated offering expenses, and (b) 71,600 shares of common stock in this offering by certain of our executive officers and an affiliate of one of our directors at a price per share of $9.07, the closing price of our common stock on the Nasdaq National Market on May 16, 2006, our pro forma net tangible book value as of March 31, 2006 would have been approximately $50.9 million, or $1.86 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.25 per share to existing stockholders and an immediate dilution of $6.64 per share to new investors purchasing shares of common stock in this offering.
             The following table illustrates dilution on a per share basis:

Offering price per share		$8.50
Reported net tangible book value per share as of March 31, 2006	$0.61
Increase per share attributable to new investors	$1.25

Pro forma net tangible book value per share after this offering		$1.86

Dilution per share to new investors		$6.64

             The table below summarizes, as of March 31, 2006, on the pro forma basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors purchasing shares of our common stock in this offering.

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per share
Existing stockholders	22,658,202	82.8	$34,993,531	46.7	$1.55
New investors	4,701,100	17.2	40,000,162	53.3	$8.51

Total	27,359,302	100.0	74,993,693	100.0

             The above discussion and tables are based on 22,658,202 shares of common stock outstanding as of March 31, 2006 and does not include, as of March 31, 2006:
•	2,342,887 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock option plans with a weighted average exercise price of $0.94 per share;

•	1,319,679 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.80 per share, which were approved by our stockholders at our May 2006 Annual Meeting;

•	117,000 shares issuable upon previously granted but unvested restricted stock awards, which were approved by our stockholders at our May 2006 Annual Meeting.

•	2,289,589 shares of common stock available for future issuance under our employee stock option plans;

•	750,000 shares of common stock available for future issuance under our employee stock purchase plan;

•	2,247,366 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.47 per share; and

•	1,118,568 shares of common stock issued to Inex Pharmaceuticals Corporation in May 2006.

BUSINESS
Overview
             Hana Biosciences, Inc. is a South San Francisco, California-based biopharmaceutical company focused on acquiring, developing, and commercializing innovative products to advance cancer care. We seek to license novel, late preclinical and early clinical oncology product candidates, primarily from academia and research institutes, in order to accelerate clinical development and time to commercialization.
             We currently have four product candidates in clinical development:
•	Zensana (ondansetron HCI) Oral Spray, or Zensana, being developed to alleviate chemotherapy- and radiation-induced and post-operative nausea and vomiting;

•	Marqibo (vincristine sulfate) Liposomes Injection, or Marqibo, a liposomal formulation of the FDA-approved cancer drug vincristine, being developed for the treatment of non-Hodgkin’s lymphoma and acute lymphocytic leukemia, or ALL;

•	Talotrexin (PT-523), which is being evaluated as a chemotherapy agent in the treatment of a variety of solid tumors and hematological malignancies, including non-small cell lung cancer, or NSCLC, ALL, and cervical and ovarian cancers; and

•	Ropidoxuridine (IPdR), a radiation sensitizer being evaluated primarily for the treatment of colorectal, gastric, pancreatic, liver and brain cancers.
We are committed to building a world-class team, accelerating the development of our lead product candidates, expanding our product candidate pipeline by being the partner of choice and nurturing our company culture.
             The following table describes the status of the product candidates in our development pipeline:
1- Zensana is being developed under a 505(b)(2) registrational pathway based on a demonstration of bioequivalence to 8mg oral Zofran tablets. As a result, efficacy and safety trials in patients (Phase II and III) are not required. However bioequivalence and bioavailability trials have been completed and Hana Biosciences plans to submit an NDA in the second quarter of 2006.

•	Zensana (ondansetron HCI) Oral Spray — Bioequivalent to 8mg Oral Zofran Tablet with Multidose Convenience and Desirable Route of Administration. We believe that Zensana, which we licensed from NovaDel Pharma, Inc. in October 2004, is the only multidose oral spray product candidate currently in development which utilizes a micro mist spray technology to deliver full doses of ondansetron to patients experiencing chemo- and radiotherapy-induced nausea and vomiting. Ondansetron, a selective blocking agent of the hormone serotonin, is an FDA-approved drug that is commonly used in tablet form to prevent chemotherapy- and radiation-induced and post-operative nausea and vomiting. Many patients receiving chemo and radiation therapy have difficulty swallowing and are potentially unable to tolerate other forms of ondansetron and other therapies intended to prevent nausea and vomiting, known as antiemetics. We believe that the convenience of drug delivery via a spray may offer a desirable alternative to tablets and other forms of ondansetron. In addition, we believe that drug delivery via a spray to the oral mucosa may avoid degradation of the drug in the gastrointestinal tract and metabolism by liver enzymes. All spray pump components used in our clinical trials for Zensana are standard components, and with the exception of the oral applicator, are currently being used for DDAVP® Nasal Spray manufactured for Aventis Pharmaceuticals Inc. by Ferring AB. The oral applicator is currently being used for Lamisil® Spray marketed by Novartis AG. We completed certain limited clinical trials of Zensana related to bioequivalence and bioavailability in early 2006, and hope to file an NDA under Section 505(b)(2) of the Food, Drug and Cosmetic Act, or FDCA, in the second quarter of 2006. If approved by the FDA, we intend to commercially launch Zensana in the United States in the first half of 2007.

•	Marqibo (vincristine sulfate) Liposomes Injection — A Novel Targeted Anti-Cancer Compound for Non-Hodgkin’s Lymphoma and Acute Lymphocytic Leukemia. Marqibo, which we licensed from Inex Pharmaceuticals Corporation, or Inex, in May 2006, is a novel, targeted sphingosome encapsulated formulation of the FDA-approved cancer drug vincristine. Sphingosomal drug delivery consists of using an FDA-approved cancer agent (such as vincristine) encapsulated in a lipid envelope. The encapsulated agent is carried through the bloodstream and delivered to disease sites where it is released to carry out its therapeutic action. We believe sphingosomal encapsulation of vincristine significantly increases drug delivery to tumors and provides prolonged drug exposure for cell-cycle specific agents. Targeted sphingosomal drugs are designed to spare healthy tissues, selectively accumulate inside the tumor, and sustain cytotoxic drug levels for a longer period of time at the tumor site. Therefore, we believe that Marqibo possesses a potential pharmacologic advantage over vincristine in terms of dose intensity and toxicity. Based on clinical trials in over 500 patients to date, we intend to request regulatory authorization to commence a Phase III clinical trial of Marqibo in hematological malignancies in the second half of 2006.

•	Talotrexin (PT-523) — A Novel Antifolate for Solid and Hematological Malignancies. Talotrexin, which we licensed from Dana-Farber Cancer Institute, Inc., or DFCI, and Ash Stevens, Inc. in December 2002, is a novel antifolate drug candidate under development for treatment of various types of tumors. Antifolates, also known as folic acid analogs, are a class of cytotoxic or antineoplastic agents which inhibit or prevent the maturation and proliferation of malignant cells. Antifolates have been used for more than 30 years to treat both solid and hematological cancers such as breast cancer and ALL, as well as inflammatory diseases such as rheumatoid arthritis. Talotrexin has demonstrated enhanced antitumor activity in a broad spectrum of cancer models by targeting the enzyme DHFR to prevent DNA synthesis in tumor cells and inhibit tumor growth. Preclinical studies performed by the DFCI and the National Cancer Institute, or NCI, suggest that Talotrexin, as compared to methotrexate, the most widely used antifolate, enters into cells up to 10 times more efficiently and demonstrates 10- to 100-fold more potency in overcoming polyglutamation, a well-established mechanism of antifolate resistance. Talotrexin also binds more tightly to its anti-tumor target DHFR, which we believe may further inhibit tumor growth. We commenced a Phase I clinical trial in solid tumors in February 2005, a Phase I/II clinical trial in NSCLC in March 2004, and a Phase I/II clinical trial in ALL in May 2005.

•	Ropidoxuridine (IPdR) — Oral Prodrug to Enhance Radiation Therapy for Brain and Other Cancers. Ropidoxuridine, which we licensed from Yale University and the Research Foundation of State University of New York in February 2004, is a novel oral prodrug of the radiation sensitizer IUdR. Data from Phase II clinical trials performed by the NCI on IUdR suggested a potential survival advantage in patients with anaplastic astrocytoma, a type of brain tumor. Due to its toxicity profile, however, IUdR was never developed beyond Phase II. In preclinical studies conducted at Yale University and the NCI, ropidoxuridine suggested improved activity with a significantly lower toxicity profile, including lower gastrointestinal and hematological side effects. Preclinical studies have also demonstrated that ropidoxuridine has a dose responsive and synergistic effect when combined with radiation in human glioblastoma models. We have commenced a Phase I clinical trial assessing the safety, toxicity and pharmacokinetics of ropidoxuridine in patients with solid tumors undergoing radiation therapy.

•	Sphingosome Encapsulated Vinorelbine — A Novel Targeted Anti-Cancer Compound for Breast and Lung Cancer. Sphingosome encapsulated vinorelbine is our proprietary formulation of vinorelbine, a microtubule inhibitor that is FDA-approved for use as a single agent or in combination with cisplatin for the first-line treatment of unresectable, advanced NSCLC. We obtained the rights to develop and commercialize sphingosome encapsulated vinorelbine from Inex in May 2006. Sphingosome encapsulated vinorelbine is in preclinical development and we plan to request regulatory authorization to commence Phase I clinical trials in the second half of 2006.

•	Sphingosome Encapsulated Topotecan — A Novel Targeted Anti-Cancer Compound for Small-Cell Lung Cancer and Ovarian Cancer. Sphingosome encapsulated topotecan is our proprietary formulation of topotecan, a topoisomerase I inhibitor that is FDA-approved for use in relapsed small-cell lung cancer and in relapsed ovarian cancer. We obtained the rights to develop and commercialize sphingosome encapsulated topotecan from Inex in May 2006. Sphingosome encapsulated topotecan is in preclinical development and we plan to we expect to file an IND in the second half of 2006 and to initiate clinical trials in 2007.

Industry Background and Market Opportunity
     Cancer is a group of diseases characterized by either the uncontrolled growth of cells or the failure of cells to die normally. Cancer is caused by a series of mutations, or alterations, in genes that control cells’ ability to grow and divide. These mutations cause cells to rapidly and continuously divide or lose their normal ability to die. There are more than 100 different varieties of cancer, which can be divided into six major categories. Carcinomas, the most common category, include breast, lung, colorectal and prostate cancer. Sarcomas begin in tissue that connects, supports or surrounds other tissues and organs. Lymphomas are cancers of the lymphatic system, a part of the body’s immune system. Leukemias are cancers of blood cells, which originate in the bone marrow. Brain tumors are cancers that begin in the brain, and skin cancers, including melanomas, originate in the skin. Cancers are considered metastatic if they spread via the blood or lymphatic system to other parts of the body to form secondary tumors.
     According to the American Cancer Society, nearly 1.4 million new cases of cancer are expected to be diagnosed in 2006 in the United States alone. Cancer is the second leading cause of death, after heart disease, in the United States, and is expected to account for more than 550,000 deaths in 2006. Major cancer treatments include surgery, radiotherapy and chemotherapy. Supportive care, such as anti-nausea drugs, represents another major segment of the cancer treatment market. There are many different drugs that are used to treat cancer, including cytotoxics or antineoplastics, hormones and biologics. Major categories include:
•	Chemotherapy. Cytotoxic chemotherapy refers to anticancer drugs that destroy cancer cells by stopping them from multiplying. Healthy cells can also be harmed with the use of cytotoxic chemotherapy, especially those that divide quickly. Cytotoxic agents act primarily on macromolecular synthesis, repair or activity, which affects the production or function of DNA, RNA or proteins. Our product candidates Marqibo and Talotrexin are both cytotoxic agents we plan to evaluate for the treatment of solid and hematological tumors. According to Business Insights, cytotoxics or antineoplastic agents accounted for 44% or $16.2 billion of the total global cancer drug market in 2004.

•	Radiotherapy. Radiation therapy, or radiotherapy, is the treatment of cancer and other diseases with ionizing radiation. Ionizing radiation deposits energy that injures or destroys cells in the area being treated by damaging their genetic material, making it impossible for those cells to continue growing. Although radiation damages both cancer cells and normal cells, the latter are able to repair themselves and regain proper function. Radiotherapy is used to treat localized solid tumors, such as cancers of the skin, tongue, larynx, brain, breast or uterine cervix and it can also be used to treat leukemia and lymphoma. In looking for ways to increase the effectiveness of radiation therapy, scientists are studying investigational drugs for their effect on cells exposed to radiation. Radiosensitizer drugs are designed to increase the damage done to tumor cells by radiation. Our product candidate ropidoxuridine is a radiosensitizer. According to the NCI, over 50% of all cancer patients undergo radiation therapy, either alone or in combination with other treatments.

•	Supportive care. Cancer treatment can include the use of chemotherapy, radiation therapy, biologic response modifiers, surgery or some combination of these or other therapeutic options. All of these treatment options are directed at killing or eradicating the cancer that exists in the patient’s body. Unfortunately, the delivery of many cancer therapies adversely affects the body’s normal organs. These complications of treatment or side effects not only cause discomfort, but may also prevent the optimal delivery of therapy to a patient at its optimal dose and time. The most common side effects of chemotherapy are nausea and vomiting. Nausea and vomiting induced by chemotherapy and radiation therapy are generally treated by antiemetic drugs such as ondansetron. According to the NCI, over 500,000 Americans received chemotherapy in 2004, and the majority of these patients received an antiemetic such as ondansetron. Our leading product candidate, Zensana, is ondansetron delivered via an oral spray. According to Business Insights, supportive care accounted for approximately 37% or $15.0 billion of the total U.S. cancer drug market in 2004.
Our Strengths
•	Significant clinical development and commercialization expertise. Our senior management team has over 39 years of combined experience in the development and commercialization of innovative cancer therapies. Prior to joining Hana, our Chief Executive Officer, Dr. Ahn, served as Vice President, Hematology at Genentech, Inc. At Genentech, Dr. Ahn played a key role in the successful commercialization of Rituxan®. Our Chief Business Officer, Mr. Vitale, also served at Genentech as head of commercial development for Rituxan and head of pre-launch medical education for Avastin®. Prior to Genentech, both Dr. Ahn and Mr. Vitale worked together for over a decade in roles of increasing responsibility at Amgen, Inc. and Bristol-Myers Squibb Company. Our Chief Medical Officer, Dr. Berk, has served as an investigator in numerous clinical oncology trials, including the Gleevec® pivotal trials and the Avastin colorectal and breast trials. We believe the combined experience of our executive team has been and will continue to be a critical component of Hana’s success in developing and commercializing our product candidates.

•	Multiple product candidates with a number of potential pathways for market expansion. We currently have four product candidates in various stages of clinical development. We believe that our product candidates have potential therapeutic utility in multiple indications. We are currently conducting clinical trials for Talotrexin in NSCLC and ALL and intend to conduct clinical trials for Talotrexin in cervical cancer and other solid tumors. We also plan to pursue multiple indications for Marqibo and our other product candidates to expand their potential markets.

•	Cost effective clinical development process. We have been successful in acquiring promising product candidates for what we believe are reasonable upfront costs by partnering with leading academic and research organizations. We believe that academic and research organizations are particularly well suited to engage in early stage drug discovery and preclinical development. By partnering with these organizations, we seek to bring our senior management’s clinical development and commercialization expertise to bear on early stage research and preclinical development conducted by others. We believe that by focusing our activities on clinical development, we can accelerate the potential commercialization of our product candidates.
Our Strategy
     We are committed to creating value by building a strong, experienced team, accelerating the development of our lead product candidates, expanding our pipeline by being the alliance partner of choice for academic and research organizations, and nurturing a unique company culture. Key aspects of our strategy include:
•	Pursue commercialization of Zensana. We expect to file an NDA for Zensana in the second quarter of 2006. If we receive FDA approval, we expect to commercially launch Zensana in the United States in the first half of 2007. We anticipate that revenues from Zensana will help offset a portion of the development costs for our other product candidates and reduce our dependence on external financing. Additionally, we intend to develop a specialized oncology salesforce of approximately 30 people that can educate oncologists and oncology nurses regarding Zensana. We believe that that nurses are the key providers of supportive care and are often the main decision makers regarding treatment. We intend to leverage this salesforce in commercializing future products, if developed successfully and approved by the FDA.

•	Focus on developing innovative cancer therapies. We focus on oncology product candidates in order to capture efficiencies and economies of scale. We believe that drug development for cancer markets is particularly attractive because relatively small clinical trials can provide meaningful information regarding patient response and safety. The oncology market is concentrated, meaning that a small number of doctors write a large percentage of prescriptions, and we believe that the market can be addressed by a relatively small, focused salesforce. Furthermore, we believe that our capabilities are well suited to the oncology market and represent distinct competitive advantages.

•	Build a sustainable pipeline by employing multiple therapeutic approaches and disciplined decision criteria based on clearly defined proof of principle goals. We seek to build a sustainable product pipeline by employing multiple therapeutic approaches and by acquiring product candidates belonging to known drug classes. In addition, we employ disciplined decision criteria to assess product candidates. By pursuing this strategy, we seek to minimize our clinical development risk and accelerate the potential commercialization of current and future product candidates. We intend to pursue regulatory approval for a majority of our product candidates in multiple indications.
Our Product Pipeline
  Zensana (ondansetron HCI) Oral Spray
     Background
     According to an independent study, nausea and vomiting are the leading concerns of patients undergoing chemotherapy. The management of nausea and vomiting induced by chemo and radiation therapy and/or following surgery is a critical aspect of cancer patient care. The NCI estimates that a majority of the approximately 500,000 patients receiving chemotherapy treatment per year experience nausea and vomiting, and could benefit from nausea-reducing, or antiemetic, therapies. Ondansetron is a selective blocking agent of the serotonin 5-HT3 receptor type and is widely accepted as the standard of care for antiemesis. Ondansetron is currently FDA-approved for the prevention of nausea and vomiting associated with:
•	Moderate to highly emetogenic cancer chemotherapy-induced nausea and vomiting, or CINV;

•	Radiotherapy-induced nausea and vomiting in patients receiving total body irradiation, single high-dose fraction to the abdomen, or daily fractions to the abdomen; and

•	Post-operative induced nausea and vomiting.
     Ondansetron is currently commonly used in tablet form to prevent chemotherapy- and radiation-induced, and post-operative nausea and vomiting. However, many patients receiving chemo and radiation therapy have difficulty swallowing and holding down pills, and are potentially unable to tolerate other forms of ondansetron and other antiemetic therapies.
     We believe Zensana would represent the first commercialized multidose oral spray 5-HT3 antagonist. Zensana utilizes a novel micro mist spray technology to deliver full doses of ondansetron to patients receiving emetogenic, or vomit- and/or nausea-inducing, chemotherapy. We believe the convenience of spray delivery will offer patients a desirable alternative to tablets and other currently available forms of ondansetron.
     Marketing Survey
     We commissioned the Winokur Consulting Group to conduct market research to determine physician and payor utilization and perceptions of current and emerging antiemetics for CINV. This survey, completed in August 2005, was intended to determine current trends and market potential for the introduction of Zensana for the prevention of CINV. The study consisted of a statistically significant and representative survey of 162 hematologists-oncologists in academia and community practices, out of 800 surveyed (20.3% response rate, 95% confidence interval, plus-or-minus 5% margin of error). Major conclusions of this study include:
•	90% of surveyed oncologists believed that Zensana would be more convenient for their patients than a tablet for the prevention of CINV. 48% of these oncologists indicated that the most important product attribute for oral 5-HT3 antagonists is: “can be used easily by patients who are experiencing nausea and vomiting, in contrast to swallowing a tablet.”

•	Surveyed oncologists indicated that they would use Zensana prior to chemotherapy in at least 25% of their patients. In addition, 66% of the oncologists surveyed indicated that they would prescribe Zensana after chemotherapy to more than 50% of their patients treated with moderate-to-highly emetogenic chemotherapy. Thus, while we believe the primary use of Zensana will be in the post-chemotherapy setting, we believe there is also a significant opportunity to use Zensana for the entire treatment cycle.
     Winokur also conducted in-depth interviews with oncologists and pharmacy directors from major public and private insurers who indicated that they believed Zensana could support a price level of approximately 15% below or above the current price of branded ondansetron products, even after the launch of generics. We believe this supports proprietary pricing of Zensana, based on projected patient benefits of convenience and faster time to drug delivery.
     Clinical Development Program
     In the first quarter of 2006, we completed our bioequivalence and bioavailability trials for Zensana for the prevention of CINV. Our clinical development program consisted of four clinical trials including single and multiple dose pharmacokinetic studies, and an evaluation of the effects of food and water on Zensana. While not yet reviewed or approved by the FDA, we believe data from the four studies demonstrated that the standard 8 milligram dose of Zensana is statistically bioequivalent to the current commercially available 8 milligram ondansetron (Zofran) tablet. Zensana showed statistically faster absorption, as defined by median time to detectible drug levels of ondansetron, of 15 minutes for Zensana compared to 30 minutes for the tablet. In the four studies, Zensana was well tolerated by both men and women and had a side effect profile similar to ondansetron tablets, which included mild headache and constipation.
     We met with the FDA in May 2006, and plan to submit our NDA for Zensana for the prevention of CINV in the second quarter of 2006. We intend to file the application under Section 505(b)(2) of the FDCA, a form of registration that relies, at least in part, on data in previously approved NDAs or published literature for which we do not have a right of reference or both. If our NDA is approved, we anticipate commercially launching Zensana in the United States in the first half of 2007.

  Marqibo (vincristine sulfate) Sphingosomal Injection
     Background of Sphingosomal Targeted Drug Delivery
     Sphingosomal encapsulation is a novel method of liposomal drug delivery, which is designed to significantly increase tumor targeting and duration of exposure for cell-cycle specific anticancer agents. Sphingosomal drug delivery consists of using a generic FDA-approved cancer agent, vincristine, encapsulated in a lipid envelope. The encapsulated agent is carried through the bloodstream and delivered to disease sites where it is released to carry out its therapeutic action. When used in unencapsulated form, chemotherapeutic drugs diffuse indiscriminately throughout the body, diluting drug effectiveness and causing toxic side effects in the patient’s healthy tissues. Our proprietary sphingosomal formulation technology is designed to permit loading high concentrations of therapeutic agent inside the lipid envelope, which promotes accumulation of the drug in tumors and prolongs the drug’s release at disease sites. Clinical trials have demonstrated the sphingosomal formulation technology’s ability to deliver dose intensification to the tumor, which we believe has the potential to increase the therapeutic benefit of the drug.
•	Longer circulation time in the bloodstream is designed to deliver more of the therapeutic agent to targeted tumor sites over a longer period of time. To stabilize the lipid bilayer walls and retain active drug within its interior, liposomal technology uses sphingomyelin, a biologically inert macromolecule that renders liposomes resistant to hydrolysis and enzymatic degradation. The increased rigidity of the liposomal walls prolongs the circulating life of liposomes and is designed to extend the duration of drug release.

•	Sphingosomal drugs like Marqibo accumulate in the pores of leaky tumor vessels created during angiogenesis. In normal tissues, a continuous endothelial lining constrains liposomes within capillaries, preventing accumulation of the drug in the healthy tissues. In contrast, the immature blood vessel system within tumors is created during tumor growth and has numerous holes up to 800 nanometers in size. With an average diameter of approximately 100 nanometers, liposomes accumulate in these pores. Once lodged within the interstitial space, these resilient liposomes slowly release the encapsulated drug. We believe that slow release of the drug from liposomes increases drug levels within the tumor, extends drug exposure through multiple cell cycles, and significantly increases tumor cell killing. Fewer than 5% of a patient’s tumor cells are in a drug-sensitive phase at any point in time, which we believe indicates that duration of drug exposure is critical to increased drug efficacy.

•	Increased drug concentration at the tumor site is associated with increased efficacy. The link between drug exposure and anti-tumor efficacy is especially pronounced for cell cycle-specific agents such as vincristine, vinorelbine and topotecan, which kill tumor cells by interfering in the G2/M phase in mitosis, or cell division.
  Unmet Medical Needs in Acute Lymphocytic Leukemia and Non-Hodgkin’s Lymphoma
     Acute lymphocytic leukemia, or ALL, is a type of cancer of the blood and bone marrow, the spongy tissue inside bones where blood cells are made. Acute leukemias progress rapidly and affect immature blood cells. ALL affects a group of white blood cells, called lymphocytes, which fight infection. Normally, bone marrow produces immature cells or stem cells, in a controlled way, and they mature and specialize into the various types of blood cells, as needed. In people with ALL, this production process breaks down. Large numbers of immature, abnormal lymphocytes called lymphoblasts are produced and released into the bloodstream. These abnormal cells are not able to mature and perform their usual functions. Furthermore, they multiply rapidly and can crowd out healthy blood cells, leaving an adult or child with ALL vulnerable to infection or bleeding. Leukemic cells can also collect in certain areas of the body, including the central nervous system and spinal cord, which can cause serious problems. According to the American Cancer Society, almost 4,000 people in the United States are expected to be diagnosed with ALL in 2006. Multiple clinical trials have suggested the overall survival rate for adults diagnosed with ALL is approximately 20% to 50%, underscoring the need for new therapeutic options.
     Non-Hodgkin’s lymphoma, or NHL, is a heterogeneous disease which is estimated to result in more than 58,000 new cases and nearly 19,000 deaths in 2006 in the United States, according to the American Cancer Society. NHL can be divided into two prognostic groups: indolent lymphomas and aggressive lymphomas. Patients with indolent NHL types have a relatively good prognosis, with median survival as long as 10 years after diagnosis, but they usually are not curable in advanced clinical stages. The aggressive type of NHL is more rapidly progressive, but a significant number of these patients can be cured with intensive combination chemotherapy regimens which include agents such as vincristine. Multiple clinical trials have suggested that, with current treatment, overall five-year survival of NHL patients is approximately 50% to 60%. Of patients with aggressive NHL, 30% to 60% can achieve durable remission. The vast majority of relapses occur in the first two years after therapy and new therapeutic options within this time frame are needed.
     Product Description
     Marqibo is our proprietary product candidate comprised of the widely used off-patent anticancer drug vincristine encapsulated in sphingosomes. This encapsulation is designed to provide prolonged circulation of the drug in the blood and accumulation at the tumor site. These characteristics are intended to increase the effectiveness and reduce the side effects of the encapsulated drug. Vincristine, a microtubule inhibitor, is FDA-approved for ALL and is widely used as a single agent and in combination regimens for treatment for hematologic malignancies such as lymphomas and leukemias.
     Clinical Development Program
     We acquired our rights to Marqibo from Inex Pharmaceuticals Corporation in May 2006. Inex submitted an NDA for accelerated marketing approval of Marqibo based upon a single arm, Phase II clinical trial in relapsed refractory NHL, which was reviewed by the FDA in 2004. This clinical trial was conducted with 119 patients and demonstrated an overall response rate of 25%. The FDA determined that the Phase II clinical trial was insufficient to support an accelerated marketing approval, issued a “not approvable” letter in January 2005 and advised Inex to conduct a Phase III randomized clinical trial. The FDA’s not approvable letter states that the FDA determined the response rate to be 21%. The not approvable letter was issued after the FDA’s oncological drugs advisory committee unanimously voted that the results of the trial were not predictive of clinical benefit and that there was no improvement over available therapy.
     Marqibo has been evaluated in 13 clinical trials with over 540 patients, including Phase II clinical trials in patients with NHL and ALL. Based on the results from these studies, we intend to request regulatory approvals to initiate a randomized Phase III clinical trial in 2006 in relapsed ALL. We intend to pursue a special protocol assessment from the FDA prior to the initiation of this clinical trial.
     Inex previously sponsored multiple Marqibo clinical trials, two of which provide the basis for our clinical development plan. The first is an ongoing Phase I/II clinical trial using 2.0 milligrams per meter squared combined with a fixed dose of oral dexamethasone in ALL. As of March 31, 2006, 22 patients have been treated on the Phase I portion of this clinical trial with dosing ranging from 1.5 to 2.4 milligrams per meter squared weekly. Complete response, or CR, defined as complete reduction in detectable disease and/or blast counts of 5%, was 27%, and the toxicity profile was consistent with vincristine at the normal dose.

     An additional Phase II clinical trial was completed by the University of Texas M.D. Anderson Cancer Center, or MDACC, in January 2005. This trial employed the use of R-CHOP, a common treatment regimen for NHL consisting of rituximab, cyclophosphamide, doxorubicim, vincristine and prednisone. This clinical trial involved patients with previously untreated aggressive NHL in which Marqibo was substituted for free vincristine. Of the 73 patients treated, 80% of patients achieved a CR. These results compare favorably with the 65% to 75% CR rates historically achieved in patients receiving R-CHOP.
     Based on these results, we plan to request regulatory authorization to further study Marqibo in the treatment of hematologic malignancies, including ALL and NHL. Specifically, we plan to conduct Phase III clinical trials in ALL, one of which we expect to be in the front-line, elderly ALL setting, and another in the relapsed/refractory ALL setting. The primary endpoints in both of these clinical trials will be CR rates. We plan to seek regulatory approval to initiate at least one of these clinical trials by the end of 2006. We also intend to seek regulatory approval to commence a Phase III clinical trial of Marqibo in front-line aggressive lymphoma, with Marqibo substituted for vincristine in the R-CHOP regimen.
Talotrexin (PT-523)
  Product Candidate Background and Preclinical Data
     Antifolates, also known as folic acid analogs, are a class of cytotoxic or antineoplastic agents, which are structural analogs of naturally occurring compounds that that interfere with the production of nucleic acids known as antimetabolites. Antifolates have been used clinically for more than 30 years to treat both solid and hematological cancers such as breast cancer and ALL, as well as inflammatory diseases such as rheumatoid arthritis. Antimetabolites are the most widely used antifolates. One such antimetabolite, methotrexate, is structurally related to folic acid and acts as an antagonist to this vitamin by inhibiting DHFR, the enzyme that converts folic acid to its active form. Rapidly dividing cells, such as cancer cells, need folic acid to multiply. The decreased level of folic acid leads to depressed DNA, RNA, and protein synthesis which in turn lead to cell death.
     Talotrexin is a novel antifolate that is a water-soluble, non-polyglutamatable analogue of aminopterin. Talotrexin was developed at the Dana-Farber Cancer Institute, Inc. and the NCI as part of a program to develop oncology product candidates with improved efficacy, tolerability and resistance. We believe that potential advantages of Talotrexin over existing therapies include:
•	Increased Targeting of Tumor Cells: Talotrexin produces cytotoxicity by inhibiting DHFR. It binds to DHFR more tightly than other antifolates, allowing Talotrexin to inhibit DNA synthesis more potently than other antifolates, including methotrexate. In preclinical in vitro and in vivo studies at the Dana-Farber Cancer Institute, Inc. and the NCI, Talotrexin demonstrated that it is 10-fold more tightly bound to DHFR, than methotrexate, has 10-fold higher affinity to the membrane-bound transporter utilized by methotrexate, and demonstrated 10- to 100-fold more potency than methotrexate. We believe that these characteristics may allow for potent, targeted delivery of Talotrexin.

•	Better Tolerability: We believe that Talotrexin may be more tolerable than other existing cancer drugs. Classical compounds such as methotrexate are polyglutamated once they enter the cells. Polyglutamation is an enzymatic process which allows the drug to stay in the cell and act on its target more effectively. However, while healthy cells maintain their ability to make polyglutamates, cancer cells lose their ability to form polyglutamates. Consequently, the drug stays in the healthy cells, causing toxicity and preventing the drug from exerting its effect on the cancer cell to kill it. Talotrexin blocks and alters the side chain of the compound, which allows the drug to stay in the cancer cell and act on its target.

•	Superior Resistance Profile: In preclinical studies, Talotrexin has demonstrated activity against tumor cells that were resistant to other antifolates. Human head-and-neck squamous carcinoma cells that were resistant to methotrexate were shown to be highly sensitive to the effects of Talotrexin.

•	Distinct Dose-Dependent Activity: In preclinical studies, Talotrexin showed significant dose responsiveness which may suggest a wide therapeutic index (the difference between the minimum effective dose and maximum tolerated dose of a drug), as well as enhanced clinical utility.
  Clinical Development Program
     In April 2004, we commenced an NCI-sponsored Phase I clinical trial to evaluate the safety of Talotrexin when administering it intravenously on days 1, 8 and 15 of a 28-day cycle to patients with solid tumors. The patients selected for the clinical trial had failed curative or survival-prolonging therapy, or no such therapies existed for them. This clinical trial, which is being conducted at the Dana-Farber Cancer Institute, Inc., Massachusetts General Hospital and Beth-Israel Deaconess Hospital, is expected to involve 25 to 40 patients, with 26 subjects having received doses of Talotrexin through April 2006.
     In February 2005, we commenced an open-label multicenter, multinational Phase I/II clinical trial of Talotrexin in the treatment of relapsed or refractory non-small cell lung cancer, or NSCLC. Increasing doses of Talotrexin were administered as a five-minute intravenous infusion on days 1 and 8 on a 21-day cycle to eligible patients in the Phase I portion of this clinical trial. Talotrexin was well tolerated over multiple cycles of therapy with myelosuppression and mucositis as the dose limiting toxicities. The Phase I portion of this clinical trial is now closed for enrollment with 25 patients receiving doses. The primary objectives of the Phase II portion of this ongoing clinical trial is to demonstrate an improvement in overall survival. Secondary objectives include evaluation of safety, overall response rate, time to progression and progression free survival. Relapsed or refractory NSCLC patients who have failed at least two lines of treatment including standard chemotherapy and/or epidermal growth factor receptor tyrosine kinase inhibitor are eligible to enroll in the study. One patient death has been reported in this study. The study investigator deemed the death unrelated to Talotrexin administration.
     In May 2005, we commenced an open-label, multicenter Phase I/II clinical trial of Talotrexin in the treatment of refractory ALL. The primary objectives of the Phase I portion of this clinical trial are to evaluate the safety of Talotrexin when administered on days 1 through 5 on a 21-day cycle to ALL subjects who have failed curative or survival prolonging therapy or for whom no such therapies exist and to establish the maximum tolerated dose and identify the dose limiting toxicities of Talotrexin. The primary objective of the Phase II portion of this clinical trial is to evaluate the anti-tumor activity of Talotrexin as therapy in leukemia patients with relapsed or refractory to frontline and/or salvage therapy as measured by overall response. The secondary objective is to assess the impact of Talotrexin as measured by duration of remission and survival. A total of 75 patients are expected to enroll in the Phase I/II clinical trial. While some treatment options for ALL patients are currently available, we believe that a significant opportunity exists for Talotrexin to improve the therapeutic options for patients with the progressive form of leukemia. One patient death has been reported in this study. The patient expired due to thromboembolism of the pulmonary trunk after starting Talotrexin and after having been diagnosed with grade 3 mucositis (esophagitis and stomatitis). The study co-investigator deemed the mucositis possibly/probably related to Talotrexin, and the death unrelated to Talotrexin.
     Subject to regulatory approval, we currently plan additional clinical trials for Talotrexin in other potential indications to maximize its therapeutic potential as follows:
•	A Phase II, open-label, multicenter clinical trial of single agent Talotrexin in the treatment of relapsed or refractory gastric cancer in 2006;

•	A Phase II clinical trial of Talotrexin in the treatment of persistent or recurrent carcinoma of the cervix in 2006; and

•	A Phase I pediatric solid tumor clinical trial being developed in conjunction with the NCI’s Children’s Oncology Group in 2006.
     We submitted an application for orphan drug designation of Talotrexin in February 2006.
Ropidoxuridine (IPdR)
  Product Description and Preclinical Data
     Ropidoxuridine (IPdR) is an oral prodrug of IUdR, a radiation sensitizer. Ropidoxuridine is referred to as a prodrug because after it is absorbed through the digestive tract, it is converted in the liver by an enzyme to the active agent IUdR. Because it is a nucleoside analog which mimics a normal building block of DNA, IUdR integrates into the cancer cell DNA, rendering it more sensitive to the killing effect of radiation. Because it increases the effects of radiation, ropidoxuridine is referred to as a radiation sensitizer.
     Phase I and II clinical trials conducted by the NCI with IUdR established it as a radiation sensitizer. However, due to significant hematological and gastrointestinal toxicity resulting in mucositis and diarrhea, IUdR was not developed beyond Phase II. We believe ropidoxuridine may have the potential to deliver the activity of IUdR, but with significantly less toxicity. Preclinical studies conducted by the NCI and Case Western Reserve University with ropidoxuridine demonstrated conversion to IUdR, incorporation into tumor-cell DNA, and acceptable toxicity. IUdR has not been approved by the FDA for any indication.
  Clinical Development Plan
     In September 2005, we initiated a Phase I clinical trial of ropidoxuridine in patients with solid tumors undergoing radiation therapy. The objectives of this clinical trial are to establish the safety, dose, pharmacokinetics, and preliminary efficacy of ropidoxuridine in combination with radiation therapy. We submitted an application for orphan drug designation of ropidoxuridine in March 2006.
Sphingosome Encapsulated Vinorelbine
     Sphingosome Encapsulated Vinorelbine is our proprietary product candidate, based on the widely used off-patent anticancer drug vinorelbine encapsulated in sphingosomes. Vinorelbine, a microtubule inhibitor, is FDA-approved for use as a single agent or in combination with cisplatin for the first-line treatment of unresectable, advanced NSCLC. We plan to commence Phase I clinical trials for sphingosome encapsulated vinorelbine in the second half of 2006. The regulatory strategy for sphingosomal vinorelbine may include NSCLC and breast cancer registration paths.
Sphingosome Encapsulated Topotecan
     Sphingosome Encapsulated Topotecan is our proprietary product candidate comprised of the anticancer drug topotecan encapsulated in sphingosomes. Topotecan is FDA-approved for the treatment of metastatic carcinoma of the ovary after failure of initial or subsequent chemotherapy, and small cell lung cancer sensitive disease after failure of first-line chemotherapy. Following completion of additional preclinical development, we expect to file an IND in the second half of 2006 and to initiate clinical trials in 2007.

License Agreements
     Zensana
     Pursuant to the terms of an October 2004 license agreement with NovaDel Pharma, Inc., as amended in August 2005 and May 2006, we hold a royalty-bearing, exclusive right and license (with the right to sublicense with NovaDel’s prior written consent) to develop and commercialize NovaDel’s oral spray version of ondansetron in the United States and Canada, while NovaDel retained the rights to the development and commercialization of Zensana in other countries and all non-human uses of Zensana. In addition, NovaDel also retained the rights to conduct internal, non-commercial research and development activities with respect to Zensana in all countries, and the rights to use the oral spray technology with other drug products, either by itself or with a third party. Under the agreement, we and NovaDel collaborated on the initial development governed by a development plan and overseen by a joint development committee on the formulation, analytical method and manufacturing process development for Zensana. The joint development committee continues to discuss potential strategies for Zensana going forward, including regulatory strategies for Zensana.
     Under the license agreement, we are responsible for the regulatory filings for Zensana and associated costs and all such filings will be made in our name and have us as the primary contact. We consult with NovaDel on such filings and keep NovaDel informed as to our communications with the regulatory authorities, although we have the right to determine the regulatory pathways we feel best meet our objectives. NovaDel does have the non-exclusive right to use and reference all our regulatory filings and data contained therein for all purposes.
     We will be responsible for the clinical and commercial supply of Zensana. We may engage a third party for the manufacture of Zensana, provided that NovaDel will have the right to review all agreements with such third party manufacturer and to purchase Zensana from such third party at essentially the same costs as we do, and provided that such third party agreements contains sufficient confidentiality and non-use obligations. Subsequently, we have agreed that Ferring AB, a Swedish company, will take over NovaDel’s supply obligations to us. Currently, Ferring AB is the supplier for our clinical supply under a purchase order which has been reviewed by NovaDel. The confidentiality and non-use obligations of Ferring AB are governed under a separate confidentiality agreement between us and Ferring AB entered into in June 2005. We plan to enter into a manufacturing agreement with them for the commercial supply of Zensana. To date, Ferring AB has also supplied us with the spray pump components and oral applicator for Zensana, and we anticipate that the manufacturing agreement that we enter into for Zensana will also include all components of the delivery device.
     In consideration for the license, the agreement provides that we will make double-digit royalty payments to NovaDel based on a percentage of net sales (as defined in the agreement). In addition, we issued NovaDel 73,121 shares of our common stock (determined by dividing $500,000 by the average selling price of our common stock during the 10 business days preceding the date of the license agreement) and we purchased 400,000 shares of NovaDel’s common stock at a price of $2.50 per share. Neither party may sell such shares for a two-year period following the effective date of the license agreement. Pursuant to the license agreement, we are also obligated to pay NovaDel up to an additional $10.0 million upon achievement of certain milestones.
     NovaDel will own all information and inventions that are made by or on behalf of us, our affiliates and sublicensees relating to the oral spray process or the Zensana product, and all licensed trademarks. NovaDel has the right to file, prosecute and maintain all licensed patent applications, patents and trademarks, and we have the right to comment on the filings, but NovaDel will not be obligated to incorporate our comments. If NovaDel decides to discontinue the filing, prosecution or maintenance of any such patent or patent application in a particular country, then we have the right to do so. NovaDel also has the first right to enforce the licensed patents and we need to reimburse NovaDel for 100% of its out-of-pocket costs with respect to the removal of any such infringement to the extent such infringement adversely affects the exploitation of Zensana in the United States and Canada, and we have the right to enforce such patents only if NovaDel fails to do so. NovaDel is also in control of any defense of third party infringement, invalidity or unenforceability suit, and we are required to reimburse NovaDel for 100% of the costs and expenses associated with such suit to the extent it relates to the exploitation of Zensana. We do not have a clear contractual right to defend against such third-party lawsuits even if NovaDel fails to do so. We have also covenanted not to institute or prosecute any action seeking to have any claim in the licensed patents declared invalid or unenforceable.
     NovaDel may terminate our license, after giving us notice and an opportunity to cure, for our material breach (30 day cure period) or payment default (10 day cure period). The license also terminates automatically if we are involved in a bankruptcy. In the event this license agreement is terminated, we will lose all of our rights to develop and commercialize Zensana. The license agreement expires on the later of the expiration date of the last to expire patent covered by the license, currently March 2022, or October 2024, 20 years from the effective date of the license agreement. We have the right to terminate this agreement by giving NovaDel a 90-day notice or by not making a milestone payment when due.
     We are required to indemnify NovaDel for losses arising from the breach of this agreement by us, our affiliates or sublicensees or permitted assigns or transferees, the actual or asserted violations of law by us, our affiliates or sublicensees or permitted assigns or transferees, the use by us, our affiliates or sublicensees or permitted assigns or transferees of the oral spray technology with ondansetron, or the exploitation of Zensana by us, our affiliates, sublicensees or permitted assigns or transferees, to the extent NovaDel is not required to indemnify us for such losses. NovaDel agreed to indemnify us for losses arising from the breach of this agreement by NovaDel or its affiliates or the actual or asserted violation of law by NovaDel or its affiliates, to the extent we are not required to indemnify NovaDel for such losses. In either case, the indemnifying party will have control over the defense and settlement of any claim or action relating to such losses and the indemnified party will have the right to participate. The indemnifying party has the right to consent to monetary damages but will need the indemnified party’s consent before consenting to any damages that will result in the indemnified party’s becoming subject to injunctive or other relief or otherwise adversely affect the business of the indemnified party in any manner.
  Marqibo, Sphingosomal Vinorelbine and Sphingosomal Topotecan
     On May 6, 2006, we completed a transaction with Inex Pharmaceuticals Corporation pursuant to which we acquired exclusive, worldwide rights to develop and commercialize three product candidates known as Marqibo (vincristine sulfate) Liposomes Injection, sphingosome encapsulated vinorelbine and sphingosome encapsulated topotecan, collectively called the Licensed Products. In consideration for all of the intellectual property rights and assets acquired by us in the transaction, we paid to Inex aggregate consideration of $11.5 million, of which $1.5 million was paid in cash and the remaining $10 million was satisfied by issuing to Inex 1,118,568 shares of our common stock. The shares were valued at a price of $8.94 per share, which represented the average weighted volume price of our common stock over the 20 trading days preceding March 16, 2006, the date of the parties’ letter of intent regarding the transaction. The following is a summary of the various agreements entered into to consummate the transaction.
  License Agreement
     Pursuant to the terms of a license agreement dated May 6, 2006, between us and Inex, Inex granted us:

•	an exclusive license under certain patents held by Inex to commercialize the Licensed Products for all uses throughout the world;

•	an exclusive license under certain patents held by Inex to commercialize the Licensed Products for all uses throughout the world under the terms of certain research agreements between Inex and the British Columbia Cancer Agency, or BCCA;

•	an exclusive sublicense under certain patents relating to the Licensed Products that Inex licensed from MDACC, to commercialize the Licensed Products throughout the world under the terms of a license agreement between Inex and MDACC; and

•	an exclusive license to all technical information and know-how relating to the technology claimed in the patents held exclusively by Inex and to all confidential information possessed by Inex relating to the Licensed Products, including all data, know-how, manufacturing information, specifications and trade secrets, collectively called the Inex Technology, to commercialize the Licensed Products for all uses throughout the world.
     We have the right to grant sublicenses to third parties and in such event we and Inex will share sublicensing revenue received by us at varying rates for each Licensed Product depending on such Licensed Product’s stage of clinical development. Under the license agreement, we also granted back to Inex a limited, royalty-free, non-exclusive license in certain patents and technology owned or licensed to us solely for use in developing and commercializing liposomes having an active agent encapsulated, intercalated or entrapped therein.
     We agreed to pay to Inex up to an aggregate of $30.5 million upon the achievement of various clinical and regulatory milestones relating to all Licensed Products. At our option, the milestones may be paid in cash or additional shares of our common stock. However, the total number of shares of our common stock that may be issued to Inex in connection with the transaction may not exceed 19.99% of our outstanding shares of common stock as of May 6, 2006. In addition to the milestone payments, we agreed to pay royalties to Inex in the range of 5% to 10% based on net sales of the Licensed Products, against which we may offset a portion of the research and development expenses we incur. In addition to our obligations to make milestone payments and pay royalties to Inex, we also assumed all of Inex’s obligations to its licensors and collaborators relating to the Licensed Products, which include aggregate milestone payments of up to $2.5 million, annual license fees and additional royalties.
     The license agreement provides that we will use our commercially reasonable efforts to develop each Licensed Product, including causing the necessary and appropriate clinical trials to be conducted in order to obtain and maintain regulatory approval for each Licensed Product and preparing and filing the necessary regulatory submissions for each Licensed Product. We also agreed to provide Inex with periodic reports concerning the status of each Licensed Product.
     We are required to use commercially reasonable efforts to commercialize each Licensed Product in each jurisdiction where a Licensed Product has received regulatory approval. We will be deemed to have breached our commercialization obligations in the United States, or in Germany, the United Kingdom, France, Italy or Spain, if for a continuous period of 180 days at any time following commercial sales of a Licensed Product in any such country, no sales of a Licensed Product are made in the ordinary course of business in such country by us (or a sublicensee), unless the parties agree to such delay or unless we are prohibited from making sales by a reason beyond our control. If we breach this obligation, then Inex is entitled to terminate the license with respect to such Licensed Product and for such country.

     Under the license agreement, Inex, either alone or jointly with MDACC, will be the owner of patents and patent applications claiming priority to certain patents licensed to us, and we have an obligation to assign to Inex our rights to inventions covered by such patents or patent applications, and, when negotiating any joint venture, collaborative research, development, commercialization or other agreement with a third party, to require such third party to do the same.
     The prosecution and maintenance of the licensed patents will be overseen by an IP committee having equal representation from us and Inex. We will have the right and obligation to file, prosecute and maintain most of the licensed patents, although Inex maintained primary responsibility to prosecute certain of the licensed patents. The parties agreed to share the expenses of prosecution at varying rates. We also have the first right, but not the obligation, to enforce such licensed patents against third party infringers, or to defend against any infringement action brought by any third party.
     We agreed to indemnify Inex for all losses resulting from our breach of our representations and warranties, or other default under the license agreement, our breach of any regulatory requirements, regulations and guidelines in connection with the Licensed Products, complaints alleging infringement against Inex with respect to the our manufacture, use or sale of a Licensed Product, and any injury or death to any person or damage to property caused by any Licensed Product provided by us or our sublicensee, except to the extent such losses are due to Inex’s breach of a representation or warranty, Inex’s default under the agreement, and the breach by Inex of any regulatory requirements, regulations and guidelines in connection with licensed patent and related know-how, including certain of Inex’s indemnification obligations to MDACC that will be passed through to us as a result. Inex has agreed to indemnify us for losses arising from Inex’s breach of representation or warranty, Inex’s default under the agreement, and the breach by Inex of any regulatory requirements, regulations and guidelines in connection with licensed patent and related know-how, except to the extent such losses are due to our breach of our representations and warranties, our default under the agreement, our breach of any regulatory requirements, regulations and guidelines in connection with the Licensed Products, complaints alleging infringement against Inex with respect to our manufacture, use or sale of a Licensed Product, and any injury or death to any person or damage to property caused by any Licensed Product provided by us or our sublicensee.
     Unless terminated earlier, the license grants made under the license agreement expire on a country-by-country basis upon the later of (i) the expiration of the last to expire patents covering each Licensed Product in a particular country, (ii) the expiration of the last to expire period of product exclusivity covered by a Licensed Product under the laws of such country, or (iii) with respect to the Inex Technology, on the date that all of the Inex Technology ceases to be confidential information. The covered issued patents are scheduled to expire between 2014 and 2020.
     Either we or Inex may terminate the license agreement in the event that the other has materially breached its obligations thereunder and fails to remedy such breach within 90 days following notice by the non-breaching party. If such breach is not cured, then the non-breaching party may, upon 6 months’ notice to the breaching party, terminate the license in respect of the Licensed Products or countries to which the breach relates. Inex may also terminate the license if we assert or intend to assert any invalidity challenge on any of the patents licensed to us. The license agreement also provides that either party may, upon written notice, terminate the agreement in the event of the other’s bankruptcy, insolvency, dissolution or similar proceeding. In the event Inex validly terminates the license agreement, all data, materials, regulatory filings and all other documentation reverts to Inex.

  UBC Sublicense Agreement
     Under the UBC sublicense agreement, Inex granted to us an exclusive, worldwide sublicense under several patents relating to the sphingosomal encapsulated vinorelbine and sphingosomal encapsulated topotecan Licensed Products, together with all knowledge, know-how, and techniques relating to such patents, called the UBC Technology. The UBC Technology is owned by the University of British Columbia, or UBC, and licensed to Inex pursuant to a license agreement dated July 1, 1998. The UBC sublicense agreement provides that we will undertake all of Inex’s obligations contained in Inex’s license agreement with UBC, which includes the payment of royalties (in addition to the royalties owing to Inex under the license agreement between Inex and us) and an annual license fee. The provisions of the UBC sublicense agreement relating to our obligation to develop and commercialize the UBC Technology, termination and other material obligations are substantially similar to the terms of license agreement between Inex and us, as discussed above.
  Assignment of Agreement with Elan Pharmaceuticals, Inc.
     Pursuant to an Amended and Restated License Agreement dated April 3, 2003, between Inex (including two of its wholly-owned subsidiaries) and Elan Pharmaceuticals, Inc., Inex held a paid up, exclusive, worldwide license to certain patents, know-how and other intellectual property relating to vincristine sulfate liposomes. In connection with our transaction with Inex, Inex assigned to us all of its rights under the Elan license agreement pursuant to an Assignment and Novation Agreement dated May 6, 2006 among us, Inex and Elan.
     As assigned to us, the Elan license agreement provides that Elan will own all improvements to the licensed patents or licensed know-how made by us or our sublicensees, which will in turn be licensed to us as part of the technology we license from Elan. Elan has the first right to file, prosecute and maintain all licensed patents and we have the right to do so if Elan decides that it does not wish to do so only pertaining to certain portions of the technology. Elan also has the first right to enforce such licensed patents and we may do so only if Elan elects not to enforce such patents. In addition, Elan also has the right but not the obligation to control any infringement claim brought against Elan.
     We have indemnification obligations to Elan for all losses arising from the research, testing, manufacture, transport, packaging, storage, handling, distribution, marketing, advertising, promotion or sale of the products by us, our affiliates or sublicensees, any personal injury suits brought against Elan, any infringement claim, certain third party agreements entered into by Elan, and any acts or omissions of any of our sublicensees.
     The Elan license agreement, unless earlier terminated, will expire on a country by country basis, upon the expiration of the life of the last to expire licensed patent in that country. Elan may terminate the Elan license agreement earlier for our material breach upon 60 days’ written notice if we do not cure such breach within such 60 day period (we may extend such cure period for up to 90 days if we propose a course of action to cure the breach within the initial 60 day period and act in good faith to cure such breach), for our bankruptcy or going into liquidation upon 10 days’ written notice, or immediately if we, or our sublicense, directly or indirectly disputes the ownership, scope or validity of any of the licensed technology or support any such attack by a third party.
  Service Agreement
     We and Inex also entered into a Service Agreement dated May 6, 2006. Under the service agreement, we engaged Inex on a non-exclusive basis to perform various transition services relating to the transfer of technology, agreements and other matters useful to us in the period following the completion of the our transaction with Inex. The service agreement provides that we and Inex will jointly review a schedule each quarter that will describe the services requested of Inex for such period, together with a forecast of the estimated number of full-time employees of Inex required to perform such services and a schedule identifying the time by which the services are expected to be completed. Such services may include Inex’s assistance in transferring data and other materials relating to or useful in the development of the Licensed Products or its assistance assigning various testing and material supply agreements and relationships that Inex has established in connection with the Licensed Products. As consideration for Inex’s services, and in addition to the $11.5 million upfront payment paid in connection with the transaction, we will pay to Inex fees calculated on the number of actual time employees, contractors or consultants of Inex who perform such services based on a rate of $250,000 per full time employee equivalent.
     The service agreement expires on June 30, 2007, unless terminated earlier. We may terminate the service agreement upon 60 days’ written notice for any reason. Upon 30-days’ notice and an opportunity to cure, either party may terminate the service agreement in the event the other party fails to comply with a material term of the agreement or the service schedule (including any change orders to the service schedule). Either party may also terminate the agreement in the event the other makes an assignment for the benefit of creditors, becomes insolvent, files a bankruptcy petition or similar proceeding, which proceeding remains undismissed or unstayed for at least 60 days.
  Transaction Agreement
     We entered into a Transaction Agreement on May 6, 2006 with Inex which generally provided for the mechanics of closing our transaction with them. The agreement contains several provisions relating to the assignment to us of various clinical trial and other agreements relating to the Licensed Products, as well as provisions obligating Inex to use its commercially reasonable efforts to cause the outright assignment to us of Inex’s license with MDACC and its rights to certain of the patents covered by our license agreement with Inex.
     The transaction agreement also contains provisions relating to competition by the parties. More specifically, we agreed that, to the extent we develop, manufacture or commercialize a product candidate that incorporates the Licensed Products encapsulated in a liposome not proprietary to Inex in a particular country during the term of the license agreement, all licenses and sublicenses granted to us under the license agreement with respect to such country and such Licensed Product will revert to Inex. The transaction agreement further provides that Inex will not, directly or indirectly, engage in the business of developing, manufacturing or commercializing any of the Licensed Products, including any future generation products for formulations containing vincristine, vinorelbine or topotecan.
  Asset Purchase Agreement
     We also entered an Asset Purchase Agreement with Inex on May 6, 2006. Under this agreement, Inex assigned to us various equipment, inventory and other assets useful in the development of the Licensed Products. We did not pay any additional consideration for such assets beyond the $11.5 million payment, discussed above.
  Registration Rights Agreement
     Pursuant to a Registration Rights Agreement dated May 6, 2006, we agreed to file a registration statement covering the resale of the 1,118,568 shares of our common stock issued to Inex in connection with the transaction on or before July 5, 2006, and to use commercially reasonable efforts to have such registration statement declared effective by the Securities and Exchange Commission on or before

November 2, 2006. In the event we do not file such registration statement by July 6, 2006, or in the event such registration statement is not declared effective by November 6, 2006, then we must issue to Inex an additional approximately 22,400 shares of our common stock. Inex agreed that it will not sell more than 25% of the shares issued in each three month period commencing on the effective date of the registration statement.
  Talotrexin
     Our rights to Talotrexin are governed by the terms of a December 2002 license agreement with Dana-Farber Cancer Institute, Inc., or DFCI, and Ash Stevens, Inc., or ASI. The agreement provides us with an exclusive worldwide royalty bearing license, including the right to grant sublicenses. We also acquired an option for any new inventions made by DFCI or ASI directly relating to the same subject matter for a reasonable license fee to be negotiated by the parties. DFCI reserved the rights under the licensed technology for its own non-commercial research, the rights to conduct pre-clinical and clinical trials of Talotrexin with our prior written consent, and the rights to supply know-how and grant non-exclusive, non-transferable licenses under the licensed technology to other academic, governmental or not-for-profit organizations for non-commercial research purposes but not in human subjects. In addition, DFCI or ASI may require us to grant a third party a sublicense under the licensed technology for the development and commercialization of products outside the oncology field, unless such products will be directly competitive with any licensed product then sold or under development by us or our sublicensee, included in our annual strategic development plan then in force, or if we provide DFCI and ASI with a plan for developing such non-competing new product.
     The license agreement requires us to make upfront and future payments totaling up to $6.1 million upon the achievement of certain milestones should Talotrexin be granted approval by the FDA of an NDA. Additionally, we are obligated to pay royalties of 3.5% based on net sales (as defined in the license agreement) of Talotrexin.
     We are required to use commercially reasonable efforts no less than efforts we expend on our other high priority projects to bring one or more licensed products to market and then continue active and diligent efforts to keep such products available to the public. We were required to fulfill specific diligence milestones, all of which we have met. We are also required to manufacture the licensed products substantially in the United States.
     We have the rights and obligation to prepare, file, prosecute and maintain patent applications and patents licensed to us at our expense, and we are required to surrender our license under any patent application or patent that we elect not to prepare, file, prosecute or maintain. We have the right, but not the obligation, to enforce the licensed patents and to defend against alleged infringements, and we need DFCI’s consent prior to entering into any settlement agreement.
     We agreed to indemnify DFCI and ASI against all losses arising from the design, production, manufacture, sale, use in commerce, lease or promotion of any product, process or service relating to or developed pursuant to the license agreement by us or our sublicensee, affiliate or agent, or arising from any other activities to be carried out under the agreement, to the extent not attributable to the negligent activities or intentional misconduct of the indemnitees.
     DFCI and ASI may terminate the agreement, after giving us notice and an opportunity to cure, if we commit a material breach, including failing to make a scheduled milestone or other payment when due, failing to meet our diligence obligations, ceasing to carry on our business with respect to the licensed products, or being convicted of a felony relating to the manufacture, use, sale or importation of the licensed products. The agreement also provides that it may be terminated if we become involved in a bankruptcy, insolvency or similar proceeding. We can terminate this agreement by giving DFCI or ASI

90-day prior written notice. In the event this license agreement is terminated, we will lose all of our rights to develop and commercialize Talotrexin. The license agreement automatically expires on the date on which the last of the patent covered by the agreement expires.
  Ropidoxuridine (IPdR)
     In February 2004, we entered into an exclusive worldwide, royalty-bearing license agreement with Yale University and The Research Foundation of State University of New York, or SUNY for ropidoxuridine (IPdR), including the right to grant sublicenses. Yale and SUNY reserved the rights to make, use and practice the licensed patents for academic research purposes. We are under an obligation to manufacture any licensed products substantially in the United States.
     Under the agreement, we are required to use all reasonable commercial efforts to conduct research and development, testing, government approval, manufacturing, marketing and selling of licensed products and/or licensed methods pursuant to a plan that we committed to upon signing of the agreement. We have also agreed on certain specific diligence milestones, and to date we have not breached any of them. Yale University and SUNY may terminate this agreement and our license for our failure to meet our diligence obligations if we also have not incurred direct expenditures towards the development and commercialization of a licensed product and/or licensed method up to a certain amount each year starting in 2005.
     The license agreement requires us to make upfront and future payments of up to $600,000, in the aggregate, upon the achievement of certain milestones should ropidoxuridine be granted approval by the FDA of an NDA. In addition, upon execution of the agreement, we issued to our Yale University and SUNY 10-year options to purchase an aggregate of approximately 141,000 shares of our common stock at a price of $1.02 per share. We are also required to make an annual license payment of $25,000 on the anniversary of the agreement. Additionally, we are obligated to pay royalties of 3% on sales, if any, of ropidoxuridine.
     Under the agreement, we have the rights and obligations to file, prosecute and maintain the licensed patents at our expenses. We also have the rights and obligations to enforce the licensed patents against third party infringers.
     We are required to indemnify Yale University and SUNY for all losses resulting from the production, manufacture, sale, use, lease or other disposition or consumption or advertisement of the licensed products or licensed methods by us, our affiliates, sublicensees or any other transferees, or in connection with any statement, representation or warranty of the licensed products or licensed methods made by us and such related parties, to the extent such losses do not arise from the Yale University’s or SUNY’s gross negligence or willful misconduct.
     Yale University and SUNY may terminate the agreement, after giving us notice and an opportunity to cure, if we commit a material breach, including failing to make scheduled payments, or terminate the agreement without giving us the opportunity to cure for our failure to obtain or maintain adequate insurance, or our involvement in a bankruptcy. We have the right to terminate this agreement with 90-day written notice or within 60 days for our licensors’ uncured material breach. In the event this license agreement is terminated, we will lose all of our rights to develop and commercialize ropidoxuridine. The license agreement automatically expires, on a country-by-country basis, on the date on which the last of the patent claims covered by the agreement expires, lapses or is declared invalid by a court of competent jurisdiction in such country. In the United States, a patent currently expired due to an unintentionally delayed payment of a maintenance fee with the U.S. Patent and Trademark Office would, if reinstated, be the latest U.S. patent to expire. A petition has been filed with the U.S. Patent and

Trademark Office to accept an unintentionally delayed payment of maintenance fee. If reinstated, the U.S. patent will expire in May 2015.
Intellectual Property
  General
     Patents and other proprietary rights are very important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. It is our intention to seek and maintain patent and trade secret protection for our drug candidates and our proprietary technologies. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and compositions and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position. We own, or license the rights to, a number of patents and patent applications related to our product candidates, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that the pending patent applications will issue as patents.
     The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict with certainty the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our product candidates, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.
     If patents are issued to others containing preclusive or conflicting claims and these claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would create substantial costs. An adverse outcome in litigation could subject us to significant liabilities to third parties and require us to seek licenses of the disputed rights from third parties or to cease using the technology if such licenses are unavailable.
  Zensana
     Our license with NovaDel Pharma, Inc. relating to Zensana covers two issued U.S. patents covering compositions of matter and methods of use, both of which expire in 2017, and six related pending U.S. patent applications. If issued, all of the pending patent applications would expire in 2017 and cover methods of use, and three applications would additionally cover compositions of matter. The current clinical candidate formulation is covered by one issued U.S. patent covering compositions of matter, and if issued, four pending applications covering methods of use, two of which also cover compositions of matter.

We are aware of certain United States patents that relate to ondansetron compositions and uses therefor to treat nausea and vomiting. These patents pertain to Zofran, an FDA-approved first generation 5-HT3 antagonist product upon which we intend to file our NDA application for Zensana under Section 505(b)(2) of the FDCA. Certain of these patents are due to expire in advance of our planned commercial launch of Zensana in the United States in the first half of 2007. Upon commercialization, if Zensana or its commercial use or production meets all of the requirements of any of the claims of the aforementioned patents or any other patents, or patents that may issue from related patent applications or any other patent applications, then we may need a license to one or more of these patents. If any licenses are required, there can be no assurance that we will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from commercializing Zensana.
  Sphingosomal product candidates
     Pursuant to our license agreement with Inex Pharmaceuticals Corporation and related sublicense with UBC, we have exclusive rights to 5 issued U.S. patents and 1 allowed U.S. patent application, 53 issued foreign patents, 9 pending U.S. patent applications and 24 pending foreign applications, covering composition of matter, method of use and treatment, formulation and process. These patents and patent applications cover sphingosome based pharmaceutical compositions including sphingosomal vincristine (Marquibo), sphingosomal vinorelbine and sphingosomal topotecan, formulation, dosage, process of making the liposome compositions, and methods of use of the compositions in the treatment cancer, relapsed cancer, and solid tumors. The earliest of these issued patents expires in 2014 and the last of the issued patents expires in 2020. If the allowed U.S. patent application issues, it will expire in 2021.
  Talotrexin
     Under our license agreement with the Dana-Farber Cancer Institute, Inc. and Ash Stevens, Inc., we have exclusive, worldwide rights to two issued U.S. patents and two pending U.S. patent applications that relate to Talotrexin and particular uses of Talotrexin according to the Company’s business plan. Both issued patents include composition of matter claims and one of them also includes claims to methods of using Talotrexin to treat leukemia or cancers involving lymphoblasts. The earlier of the issued patents is currently scheduled to expire in January 2007. The later of the two issued patents is currently scheduled to expire in 2023. If either or both of the pending patent applications issues, the issued patent or patents would be scheduled to expire in 2023. In addition, in 2005, we filed two U.S. provisional patent applications directed primarily to particular methods of using Talotrexin. If any U.S. patent claiming priority to one or both of these provisional patent applications issues, such a patent would be scheduled to expire in 2026. A PCT application claiming priority to these two provisional patent applications is currently pending. Moreover, a U.S. patent application directed to methods of treating inflammatory diseases is currently pending. Should this application issue to a U.S. patent, the patent would be scheduled to expire in 2023.

  Ropidoxuridine
     We have exclusive, worldwide rights to two issued U.S. patents to ropidoxuridine pursuant to our license agreement with Yale University and the State University of New York. One of the issued patents covers a composition of matter and expires in January 2007. The other issued patent, directed to methods of use, is currently expired due to an unintentionally delayed payment of a maintenance fee with the U.S. Patent and Trademark Office. A petition has been filed with the U.S. Patent & Trademark Office, which, if granted, will reinstate the patent. Upon reinstatement, the patent would be scheduled to expire in 2015. In addition, in 2006, we have filed two U.S. provisional patent applications directed primarily to particular methods of use of ropodoxuridine. If any U.S. patent claiming priority to one or both of these provisional patent applications issues, such a patent would be scheduled to expire in 2026 or 2027.
  Other Intellectual Property Rights
     We also depend upon trademarks, trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.
     In addition to patent protection, we may utilize orphan drug regulations to provide market exclusivity for certain of our product candidates. The orphan drug regulations of the FDA provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the United States, or, diseases that affect more than 200,000 individuals in the United States but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. We believe that certain of the indications for our product candidates will be eligible for orphan drug designation; however, we cannot assure you that our drugs will obtain such orphan drug designation or will be the first to reach the market and provide us with such market exclusivity protection.
Government Regulation and Product Approval
     The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the testing (preclinical and clinical), manufacturing, labeling, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution, among other things, of drugs and drug product candidates. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. We and our manufacturers may also be subject to regulations under other United States federal, state, and local laws.
  United States Government Regulation
     In the United States, the FDA regulates drugs under the FDCA and implementing regulations. The process required by the FDA before our drug candidates may be marketed in the United States generally involves the following (although the FDA is given wide discretion to impose different or more stringent requirements on a case-by-case basis):
•	completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies, all performed in accordance with the FDA’s good laboratory practice regulations and other regulations;

•	submission to the FDA of an IND application which must become effective before clinical trials may begin;

•	performance of multiple adequate and well-controlled clinical trials meeting FDA requirements to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission of an NDA to the FDA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product candidate is produced, and potentially other involved facilities as well, to assess compliance with current good manufacturing practice, or cGMP, regulations and other applicable regulations; and

•	the FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.
     The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our drug candidates will be granted on a timely basis, if at all. Risks to us related to these regulations are described on pages S-11 through S-17 of this prospectus supplement.
     Preclinical tests may include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity and other effects in animals. The results of preclinical tests, together with manufacturing information and analytical data, among other information, are submitted to the FDA as part of an IND application. Subject to certain exceptions, an IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, issues a clinical hold to delay a proposed clinical investigation due to concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND, or those of our collaboration partners, may not result in the FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. The FDA must also approve changes to an existing IND. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice requirements and regulations for informed consent.
  Clinical Trials
     For purposes of NDA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap (although additional or different trials may be required by the FDA as well):

•	Phase I clinical trials are initially conducted in a limited population to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients. In some cases, particularly in cancer trials, a sponsor may decide to conduct what is referred to as a “Phase Ib” evaluation, which is a second safety-focused Phase I clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently FDA-approved drugs.

•	Phase II clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to conduct what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II clinical trial that could, if positive and accepted by the FDA, serve as a pivotal clinical trial in the approval of a drug candidate.

•	Phase III clinical trials are commonly referred to as pivotal trials. When Phase II clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.
     In some cases, the FDA may condition continued approval of an NDA on the sponsor’s agreement to conduct additional clinical trials with due diligence. In other cases, the sponsor and the FDA may agree that additional safety and/or efficacy data should be provided; however, continued approval of the NDA may not always depend on timely submission of such information. Such post-approval studies are typically referred to as Phase IV studies.
  New Drug Application
     The results of drug candidate development, preclinical testing and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, and the payment of a user fee, are submitted to the FDA as part of an NDA. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once an NDA is accepted for filing, the FDA begins an in-depth review of the application.
     During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA may refuse to approve an NDA and issue a not approvable letter if the applicable regulatory criteria are not satisfied, or it may require additional clinical or other data, including one or more additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaboration partners interpret data. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. The FDA may withdraw drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the FDA-approved indications and in accordance with the FDA-approved label. Further, if there are any modifications to the drug, including changes in indications, other labeling changes, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.
  Section 505(b)(2) New Drug Applications
     As an alternate path to FDA approval of, for example, new indications or improved formulations of previously-approved products, under certain circumstances a company may submit a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” 505(b)(1) NDA. Section 505(b)(2) of the FDCA was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For example, the Hatch-Waxman Act permits an applicant to rely upon the FDA’s findings of safety and effectiveness for an approved product. The FDA may also require companies to perform one or more additional studies or measurements to support the change from the approved product. The FDA may then approve the new formulation for all or some of the label indications for which the referenced product has been approved, or a new indication sought by the Section 505(b)(2) applicant.
     To the extent that the Section 505(b)(2) applicant is relying on the FDA’s findings for an already-approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (1) the required patent information has not been filed (paragraph I certification); (2) the listed patent has expired (paragraph II certification); (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration (paragraph III certification); or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product (paragraph IV certification). If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired, and once any pediatric exclusivity expires. The Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.
     If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to the NDA holder and patent owner once the NDA has been accepted for filing by the FDA. The NDA holder and patent owner may then initiate a legal challenge to the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of their receipt of a paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit or a decision in an infringement case that is favorable to the Section 505(b)(2) applicant. Thus, a Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the NDA holder or patent owner does not file a patent infringement lawsuit within the required 45-day period, the applicant’s NDA will not be subject to the 30-month stay.
     Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), this could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

     We intend to submit a Section 505(b)(2) NDA for Zensana in the second quarter of 2006. The safety and efficacy of the drug will be based on a demonstration of the bioequivalence of Zensana to oral ondansetron, marketed under the tradename Zofran. This Zofran formulation is protected by two unexpired patents, one of which will expire in June 2006, and that is subject to a period of pediatric exclusivity expiring in December 2006. The second patent is scheduled to expire in September 2011, and is subject to a period of pediatric exclusivity expiring in March 2012. We anticipate that our Section 505(b)(2) NDA will contain a paragraph III certification acknowledging that the first patent will expire in December 2006, and a paragraph IV certification to the second patent. Based on the paragraph IV certification, it is possible that the NDA holder or the patent owner will sue us for patent infringement, and that the FDA will be prevented from approving our application until the earliest of 30 months, settlement of the lawsuit, or a decision in an infringement case that is favorable to us.
  The Hatch-Waxman Act
     Under the Hatch-Waxman Act, newly-approved drugs and new conditions of use may benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active entity. The Hatch-Waxman Act prohibits the submission of an abbreviated NDA, or ANDA, or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusive period; however, submission of a Section 505(b)(2) NDA or an ANDA for a generic version of a previously-approved drug containing a paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Protection under the Hatch-Waxman Act does not prevent the submission or approval of another “full” 505(b)(1) NDA; however, the applicant would be required to conduct its own preclinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages, or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. Some of our product candidates may qualify for Hatch-Waxman non-patent marketing exclusivity.
     In addition to non-patent marketing exclusivity, the Hatch-Waxman Act amended the FDCA to require each NDA sponsor to submit with its application information on any patent that claims the drug for which the applicant submitted the NDA or that claims a method of using such drug and with respect to which a claim of patent infringement could reasonably be asserted if a person not licensed by the owner engaged in the manufacture, use, or sale of the drug. Generic applicants that wish to rely on the approval of a drug listed in the Orange Book must certify to each listed patent, as discussed above. We intend to submit for Orange Book listing all relevant patents for our product candidates.
     Finally, the Hatch-Waxman Act amended the patent laws so that certain patents related to products regulated by the FDA are eligible for a patent term extension if patent life was lost during a period when the product was undergoing regulatory review, and if certain criteria are met. We intend to seek patent term extensions, provided our patents and products, if they are approved, meet applicable eligibility requirements.
  Pediatric Studies and Exclusivity
     The FDCA provides an additional six months of non-patent marketing exclusivity and patent protection for any such protections listed in the Orange Book for new or marketed drugs if a sponsor conducts specific pediatric studies at the written request of the FDA. The Pediatric Research Equity Act of 2003, or PREA, authorizes the FDA to require pediatric studies for drugs to ensure the drugs’ safety and efficacy in children. PREA requires that certain new NDAs or NDA supplements contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from PREA. PREA pediatric assessments may qualify for pediatric exclusivity. Unless otherwise required by regulation, PREA does not apply to any drug for an indication with orphan designation. We intend to seek a PREA deferral for any pediatric age groups that might not be covered by the Zensana approval, but for which the FDA requires a pediatric assessment. We may also seek pediatric exclusivity for conducting any required pediatric assessments.
  Orphan Drug Designation and Exclusivity
     The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to seven years of orphan drug exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity (superior efficacy, safety, or a major contribution to patient care). Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication. We requested orphan drug designation for ropidoxuridine for gioblastoma in March 2006, and for Talotrexin for ALL in February 2006.
     Under European Union medicines laws, the criteria for designating a product as an “orphan medicine” are similar but somewhat different from those in the United States. A drug is designated as an orphan drug if the sponsor can establish that the drug is intended for a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union or that is unlikely to be profitable, and if there is no approved satisfactory treatment or if the drug would be a significant benefit to those persons with the condition. Orphan medicines are entitled to ten years of marketing exclusivity, except under certain limited circumstances comparable to United States law. During this period of marketing exclusivity, no “similar” product, whether or not supported by full safety and efficacy data, will be approved unless a second applicant can establish that its product is safer, more effective or otherwise clinically superior. This period may be reduced to six years if the conditions that originally justified orphan designation change or the sponsor makes excessive profits.
  Fast Track Designation
     The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. Under the fast track program, applicants may seek traditional approval for a product based on data demonstrating an effect on a clinically meaningful endpoint, or approval based on a well-established surrogate endpoint. The sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug at the time of original submission of its IND, or at any time thereafter prior to receiving marketing approval of a marketing application. The FDA will determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.
     If the FDA grants fast track designation, it may initiate review of sections of an NDA before the application is complete. This so-called “rolling review” is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant has paid applicable user fees. The FDA’s PDUFA review clock for both a standard and priority NDA for a fast track product does not begin until the complete application is submitted. Additionally, fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or if the designated drug development program is no longer being pursued.
     In some cases, a fast track designated drug candidate may also qualify for one or more of the following programs:
•	Priority Review. As explained above, a drug candidate may be eligible for a six-month priority review. The FDA assigns priority review status to an application if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast track drug would ordinarily meet the FDA’s criteria for priority review, but may also be assigned a standard review. We do not know whether any of our drug candidates will be assigned priority review status or, if priority review status is assigned, whether that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately approve the drug.

•	Accelerated Approval. Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and efficacy in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival or irreversible morbidity. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies with due diligence, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, may cause the FDA to seek to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.
     When appropriate, we and our collaboration partners intend to seek fast track designation, accelerated approval or priority review for our drug candidates. We cannot predict whether any of our drug candidates will obtain fast track, accelerated approval, or priority review designation, or the ultimate impact, if any, of these expedited review mechanisms on the timing or likelihood of the FDA approval of any of our drug candidates.
     Satisfaction of the FDA regulations and approval requirements or similar requirements of foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug candidate is intended to treat a chronic disease, as is the case with some of the drug candidates we are developing, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for changes in dosage form or new indications for our drug candidates on a timely basis, or at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our drug candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.
  Special Protocol Assessment
     The FDCA directs the FDA to meet with sponsors, pursuant to a sponsor’s written request, for the purpose of reaching agreement on the design and size of clinical trials intended to form the primary basis of an efficacy claim in an NDA. If an agreement is reached, the FDA will reduce the agreement to writing and make it part of the administrative record. This agreement is called a special protocol assessment, or SPA. While the FDA’s guidance on SPAs states that documented SPAs should be considered binding on the review division, the FDA has the latitude to change its assessment if certain exceptions apply. Exceptions include identification of a substantial scientific issue essential to safety or efficacy testing that later comes to light, a sponsor’s failure to follow the protocol agreed upon, or the FDA’s reliance on data, assumptions or information that are determined to be wrong. We intend to pursue an SPA prior to the initiation of our Phase III clinical trial for Marqibo.
  Other Regulatory Requirements
     Any drugs manufactured or distributed by us or our collaboration partners pursuant to future FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, sales or use, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.
     The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning and/or untitled letters, corrective advertising and potential civil and criminal penalties.
  Foreign Regulation
     In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

     Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.
     In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future products.
Reimbursement
     In many of the markets where we intend to commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.
     In the United States, there has been an increased focus on drug pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid. Various states have adopted further mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. Federal legislation, enacted in December 2003, has altered the way in which physician-administered drugs covered by Medicare are reimbursed. Under the new reimbursement methodology, physicians are reimbursed based on a product’s “average sales price,” or ASP. This new reimbursement methodology has generally led to lower reimbursement levels. The new federal legislation also has added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers.
     Public and private health care payors control costs and influence drug pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to certain drugs over others within a therapeutic class. Payors also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered. In particular, many public and private health care payors limit reimbursement and coverage to the uses of a drug that are either approved by the FDA or that are supported by other appropriate evidence (for example, published medical literature) and appear in a recognized drug compendium. Drug compendia are publications that summarize the available medical evidence for particular drug products and identify which uses of a drug are supported or not supported by the available evidence, whether or not such uses have been approved by the FDA. For example, in the case of Medicare coverage for physician-administered oncology drugs, the Omnibus Budget Reconciliation Act of 1993, with certain exceptions, prohibits Medicare carriers from refusing to cover unapproved uses of an FDA-approved drug if the unapproved use is supported by one or more citations in the American Hospital Formulary Service Drug Information, the American Medical Association Drug Evaluations, or the U.S. Pharmacopoeia Drug Information. Another commonly cited compendium, for example under Medicaid, is the DRUGDEX Information System.
     Different pricing and reimbursement schemes exist in other countries. For example, in the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the UK, which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.
Competition
     We compete primarily in the segment of the biopharmaceutical market that addresses cancer and cancer supportive care, which is highly competitive. We face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and selling products designed to address cancer this market. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in cancer research. We also compete with commercial biotechnology companies for the rights to product candidates developed by public and private research institutes. Smaller or early-stage companies are also significant competitors, particularly those with collaborative arrangements with large and established companies.
• our ability to develop novel compounds with attractive pharmaceutical properties and to secure and protect intellectual property rights based on our innovations;

• the efficacy, safety and reliability of our drug candidates;

• the speed at which we develop our drug candidates;

• our ability to design and successfully complete appropriate clinical trials;

• our ability to maintain a good relationship with regulatory authorities;

• the timing and scope of regulatory approvals;

• our ability to manufacture and sell commercial quantities of future products to the market; and

• acceptance of future products by physicians and other healthcare providers.
  Zensana
     Currently there are four marketed antiemetic compounds which account for approximately $2.0 billion in sales in the United States in 2005. Zofran, marketed by GlaxoSmithKline, is the market leader with approximately $1.5 billion in sales in the United States in 2005, according to IMS. Zofran’s patent and pediatric exclusivity period expires in December 2006 in the United States for the oral tablet and intravenous formulations. Kytril® (granisetron), Anzemet® (dolasetron), and Aloxi® (palonosetron), are the other major antiemetic compounds that Zensana will compete with. There are several generic ondansetron formulations currently in development in the United States. The FDA has tentatively approved several generic applications, with final approval dependent on ongoing patent infringement litigation or the expiration of remaining marketing exclusivities. Most of these formulations use the generic form of ondansetron, granisetron (the active ingredient in Kytril). We are not aware of any version of ondansetron that is being developed as an oral spray.
  Marqibo
     If approved, Marqibo is expected to compete with unencapsulated vincristine, which is generic. Marqibo will also compete with other cytotoxic agents such as antimetabolites, alkylating agents, cytotoxic antibiotics, vinca alkyloids, platinum compounds and taxanes. In addition, Marqibo will compete with other cytotoxic agents that use different encapsulation technologies.
  Talotrexin
     If approved, Talotrexin is an antifolate, a class of cytotoxic or antineoplastic agents. Antifolates have been used clinically for more than 30 years to treat both solid and hematological cancers. Talotrexin is expected to compete against established generic antifolates, such as methotrexate, as well as new classes that are in development. Most notably, Alimta (pemetrexed), an antifolate developed by Eli Lilly, was granted accelerated approval as a single agent to treat locally advanced or metastatic non-small cell lung cancer that is refractory to chemotherapy in August 2004. Eli Lilly & Co. reported sales of Alimta in 2005 were $463.2 million.
     If approved, Talotrexin is also expected to compete with other cytotoxic, or anticancer, therapies such as antimetabolites, alkylating agents, cytotoxic antibiotics, vinca alkaloids, platinum compounds, and taxanes. Since there is a considerable amount of overlap in their mechanisms of action, the choice of a particular agent or group of agents is generally not a consequence of a prior prediction of antitumor activity by the drug, but instead the result of empirical clinical trials .
  Ropidoxuridine (IPdR)
     Chemoradiotherapy using fluorouracil, or FU, has been used since the 1960s in radical and adjuvant treatment programs. In 2002, two million patients worldwide were treated with FU. If approved, Ropidoxuridine is expected to compete with generic radiosensitizers such as FU, as well as with novel radiosensitizers in clinical development, most notably Efaproxyn™, being developed by Allos Therapeutics, Inc., and Xcytrin®, being developed by Pharmacyclics, Inc., both of which are in late stage clinical trials.
Facilities
     Our executive offices are located at 400 Oyster Point Blvd., Suite 215, South San Francisco, California 94080. We currently occupy this space, which consists of approximately 6,000 square feet of office space. Our lease expires on December 31, 2006. We are currently seeking a larger facility for our executive offices, which we expect to occupy following the expiration of our current office lease. We believe that our existing facilities are adequate to meet our requirements through the end of 2006.

Employees
     As of April 30, 2006, we had 19 full-time employees. Of such employees, 14 people were engaged in clinical and product development and 5 were engaged in sales, general administration and management. We believe our relations with our employees are good.
Legal Proceedings
     From time to time, we may become involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

MANAGEMENT
Executive Officers and Directors
     The following table lists our executive officers, directors and key employees and their respective ages and positions as of April 30, 2006:

Name	Age	Position
Mark J. Ahn, Ph.D.	43	President and Chief Executive Officer and Director
Gregory I. Berk, M.D.	47	Senior Vice President, Chief Medical Officer
John P. Iparraguirre	30	Vice President, Chief Financial Officer and Secretary
Fred L. Vitale	49	Vice President, Chief Business Officer
Arie S. Belldegrun, M.D.	56	Director
Isaac Kier	53	Director
Leon E. Rosenberg, M.D.	73	Director
Michael Weiser, M.D.	43	Director
     Mark J. Ahn has been our President and Chief Executive Officer and a member of our board of directors since November 2003. From December 2001 to November 2003, he served as Vice President, Hematology at Genentech, Inc., a biotechnology company. From February 1991 to February 1997 and from February 1997 to December 2001, Dr. Ahn was employed by Amgen, Inc., a biotechnology company, and Bristol-Myers Squibb Company, a pharmaceutical company, respectively, holding a series of positions of increasing responsibility in strategy, general management, sales and marketing, business development, and finance. He has also served as an officer in the U.S. Army. Dr. Ahn is a Henry Crown Fellow at the Aspen Institute, founder of the Center for Non-Profit Leadership, and a member of the Board of Trustees for the MEDUNSA (Medical University of South Africa) Trust. Dr. Ahn received a B.A. in History and an M.B.A. in Finance from Chaminade University. He was a graduate fellow in Economics at Essex University, and received a Ph.D. in Business Administration from the University of South Australia.
     Gregory I. Berk, M.D., was appointed as our Vice President, Chief Medical Officer in October 2005, and in December 2005 was named Senior Vice President, Chief Medical Officer. From January 2003 to October 2005, Dr. Berk was Medical Director for Network of Medical Communications and Research, a consulting and medical education company, which focuses on oncology clinical research. From July 1990 to December 2002, Dr. Berk practiced oncology in New York as a partner in Richard T. Silver, M.D. and Gregory I. Berk, M.D., P.C. and was Attending Physician, Department of Medicine at New York Presbyterian Hospital (Cornell Campus) from June 1989 to December 2002. From July 1995 to December 2002, Dr. Berk was Assistant Professor of Medicine, Weill Medical College, Cornell University, New York, where he also served an investigator in numerous clinical trials for oncology product candidates, including the Gleevec pivotal trials, Avastin (bevacizumab) colorectal and breast trials, and several CALGB studies. Dr. Berk received a B.S. from Tulane University and an M.D. from Case Western Reserve University School of Medicine.
     John P. Iparraguirre has been our Vice President, Chief Financial Officer and Secretary since January 2006. From May 2004 to January 2006, Mr. Iparraguirre served as our Controller and Assistant Secretary and from August 2004 to November 2004, served as our interim Chief Financial Officer and Secretary. Mr. Iparraguirre was the Accounting Manager at Discovery Toys, Inc., an educational and developmental toy company, where he held several roles of responsibility in Finance Management. From September 1998 to April 2002, Mr. Iparraguirre was a Senior Audit Associate at BDO Seidman, LLP, an international accounting firm. Mr. Iparraguirre received a B.S. degree in Business Economics with an Emphasis in Accounting from the University of California, Santa Barbara.

     Fred Vitale has been an executive officer with Hana since January 2003, serving first as Vice President, Business Development until December 2005, when he was appointed Vice President, Chief Business Officer. From April 2001 to January 2004, Mr. Vitale was employed by Genentech, where he served as head of commercial Rituxan and pre-launch medical education for Avastin. From December 1998 to April 2001, Mr. Vitale was Director, Global Oncology Marketing at Bristol-Myers Squibb, as well as Director of Operations and Planning for Japan and China. From January 1990 to December 1998, Mr. Vitale held several roles of increasing responsibility in sales, marketing and general management at Amgen. Mr. Vitale received a B.S. in Biology from The Citadel and a Physician Assistant degree from the Medical University of South Carolina.
     Arie Belldegrun, M.D., FACS has served on Hana’s Board of Directors since April 2004. He is currently Professor of Urology and Chief of Urologic Oncology and holds the Roy and Carol Doumani Chair in Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School, and conducted his post-doctoral studies at the Weizmann Institute of Science in Israel. He completed his Urologic Surgery residency at Harvard Medical School in 1985 and his Surgical Oncology fellowship at the National Cancer Institute/National Institutes of Health in 1988. Dr. Belldegrun is on the scientific boards of several biotechnology and pharmaceutical companies and serves as a reviewer for many medical journals and granting organizations. Dr. Belldegrun is a director and founder of Agensys, a Los Angeles- based biotechnology company focused on the development of fully human monoclonal antibodies to treat solid cancers, and served as its founding Chairman from 1997 to 2002. Dr. Belldegrun is also Vice Chairman of the Board of Directors and Chairman of the Scientific Advisory Board of Cougar Biotechnology, Inc and Chairman of the medical advisory board of Oncura, Inc. Dr. Belldegrun has published over 350 scientific and medical papers related to prostate, kidney and bladder cancer and is the editor of three books on kidney and prostate cancer. He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons and The American Association of Genitourinary Surgeons.
     Isaac Kier has served on Board of Directors of Hana since February 2004. Since March 2006, he has been a principal of Kier Global, LLC, an investment partnership focusing on merger, acquisition and real estate opportunities globally. From February 2000 to February 2006, Mr. Kier was a member of the general partner of Coqui Capital Partners, a venture capital firm licensed by the Small Business Administration. Mr. Kier served as President, Chief Executive Officer and Chairman of the Board of Lida, Inc., a textile company, from May 1992 until September 1995. From September 1995 until February 2006 he was the managing member of First Americas Partners, a real estate investment firm. Mr. Kier serves as treasurer and director of Tremisis Energy Acquisition Corporation, as a director of Rand Acquisition Corp. and Paramount Acquisition Corp. and as CEO and Director of MPLC, Inc., all special purpose acquisition companies. Mr. Kier received a B.A. in Economics from Cornell University and a J.D. from George Washington University Law School.
     Leon E. Rosenberg, M.D., has served on Hana’s Board of Directors since February 2004. Dr. Rosenberg has been a Professor in the Princeton University Department of Molecular Biology and the Woodrow Wilson School of Public and International Public Affairs since September 1997. Since July 1999, he has also been Professor Adjunct of Genetics at Yale University School of Medicine. From January 1997 to March 1998, Dr. Rosenberg served as Senior Vice President, Scientific Affairs of Bristol-Myers Squibb, and from September 1991 to January 1997, Dr. Rosenberg served as President of the Bristol-Myers Squibb Pharmaceutical Research Institute. From July 1984 to September 1991, Dr. Rosenberg was Dean of the Yale University School of Medicine. Dr. Rosenberg also serves on the Boards of Directors of Lovelace Respiratory Research Institute, Karo Bio AB, and Medicines for Malaria Venture. Dr. Rosenberg received B.A. and M.D. degrees, both summa cum laude, from the University of

Wisconsin. He completed his internship and residency training in internal medicine at Columbia Presbyterian Medical Center in New York City.
     Michael Weiser, M.D., Ph.D., has been a director of the Hana since its inception in 2002. Dr. Weiser is Director of Research of Paramount BioCapital, Inc., a venture capital company, where he has been employed since July 1998. Dr. Weiser currently serves on the boards of directors of Manhattan Pharmaceuticals, Inc., Chelsea Therapeutics, International, Ltd., Emisphere Technologies, Inc., ZIOPHARM Oncology, Inc. and VioQuest Pharmaceuticals, Inc., as well as several other privately held biotechnology companies. Dr. Weiser received a Ph.D. in Molecular Neurobiology from Cornell University Medical College and received a M.D. from New York University School of Medicine, where he also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience.
Employment, Severance and Change of Control Agreements
  Mark J. Ahn
     Dr. Ahn’s employment is governed by an employment agreement dated November 1, 2003, as amended. As amended, the agreement provides for a term that expires in November 2008 and an initial annual base salary of $250,000. Dr. Ahn is also eligible to receive milestone bonus payments, as follows: (i) $50,000 upon the dosing of the first patient in a Phase II clinical trial of Talotrexin, which was earned and paid in the first quarter of 2006; (ii) $75,000 upon the dosing of the first patient in a Phase III clinical trial of Talotrexin; (iii) $75,000 upon the in-licensing of a Phase II clinical compound introduced to us by Dr. Ahn; (iv) $100,000 upon our in-licensing of a Phase III clinical compound introduced to us by Dr. Ahn; (v) $50,000 following the successful completion of an initial public offering, which was earned in 2004 and paid in 2005; and (vi) $100,000 in the event that our market capitalization is at least $100 million for a period of 90 consecutive days, which was earned in the first quarter of 2006 and paid early in the second quarter of 2006. Dr. Ahn is further eligible to receive an annual bonus in an amount up to 75% of his base salary, as determined by our board of directors. Effective January 1, 2006 Dr. Ahn’s annual base salary was increased to $275,000.
     Pursuant to his employment agreement, Dr. Ahn also received an initial option to purchase 493,524 shares of our common stock at a price of $0.167 per share. In addition to the initial option grant, Dr. Ahn’s employment agreement also provides that he is entitled to receive additional option grants in the future in order to maintain his beneficial ownership of our common stock at specified levels. The agreement provides that until such time as we raise aggregate gross proceeds of $10.0 million through the sale of equity securities, we are required to issue Dr. Ahn an additional number of options sufficient to maintain his ownership percentage of our common stock at no less than 8%. Thereafter, and until we have raised an aggregate of $50.0 million through the sale of equity securities, Dr. Ahn is entitled to receive additional options to maintain his ownership at no less than 5% (assuming the exercise of all options held by Dr. Ahn, without regard to the vesting schedule). Once we have raised at least $50 million, then Dr. Ahn is no longer entitled to such additional options. The agreement provides that such additional stock options will vest in three annual installments beginning on the first anniversary of the grant date and shall be exercisable at a price equal to the greater of 20% of the then-current market price of our common stock or $0.167 per share. Our obligation to issue any such additional stock options, if any, is triggered on the last day of each fiscal quarter in which we issued additional shares of common stock that resulted in Dr. Ahn’s ownership percentage decreasing below the 8% or 5% levels, unless we sell any shares of common stock as part of a financing transaction, in which case the additional options are to be issued as of the closing of such transaction. In accordance with the terms of the agreement, we made two additional stock option grants to Dr. Ahn in 2004, consisting of a grant of 79,658 shares in February 2004 and a grant of 194,568 shares in July 2004. Dr. Ahn also received an additional grant of 85,000 shares of restricted stock as a result of our October 2005 private placement. As of April 30, 2006, we have raised an aggregate of approximately $32.4 million through the sale of our equity securities. Dr. Ahn will be entitled to an additional grant of approximately 240,000 shares as a result of the completion of this offering. Following this grant of shares as a result of this offering, we will no longer be obligated to grant Dr. Ahn any additional stock options to maintain his ownership percentage pursuant to his employment agreement.
     In the event we terminate Dr. Ahn’s employment for “cause” (as defined in the employment agreement), we are only obligated to pay his compensation through the date of termination and all unvested options then held by Dr. Ahn immediately terminate. In the event Dr. Ahn’s employment is terminated upon the occurrence of a “change of control” or for a reason other than for “cause,” we are obligated to continue paying to Dr. Ahn his base salary for a period of one year, as well as any accrued and unpaid bonus through the date of termination; provided, that our obligation to pay Dr. Ahn such amounts shall be reduced by amounts he otherwise earns during the one-year period following termination. In the event his employment is terminated upon a change of control, all of Dr. Ahn’s stock options that have not yet vested will accelerate and vest upon such termination; otherwise, the unvested portion of such options will terminate and he will have 90 days to exercise the vested portions of any options.
  Gregory I. Berk
     We have entered into a written employment agreement with Dr. Berk in October 2004 providing for a three-year term and an initial annual base salary of $150,000, as well as a housing allowance and other benefits generally made available to our other senior management. Dr. Berk was paid a signing bonus of $25,000. Pursuant to the employment agreement, Dr. Berk also received an option to purchase 150,000 shares of our common stock at a price of $2.39 per share. The option vests in three equal annual installments. In the event Dr. Berk’s employment is terminated by us upon a “change of control” (as defined in the employment agreement), Dr. Berk is entitled to receive his base salary for six months and all of his unvested stock options shall vest. If, prior to the end of the three-year term, we terminate Dr. Berk’s employment without “cause” or other than as a result of a “disability” (as those terms are defined in the agreement) or death, or if Dr. Berk terminates his employment for “good reason,” then Dr. Berk is entitled to receive his base salary for a period of one year from the date of such termination. Effective January 1, 2006, Dr. Berk’s annual base salary was increased to $240,000.
  Fred Vitale
     Mr. Vitale’s employment is governed by an employment agreement dated January 25, 2004, which was amended in December 2005. As amended, the term of the agreement continues until November 2008. The agreement provided for an initial base salary of $175,000 and Mr. Vitale was paid a signing bonus of $40,000. Mr. Vitale is also eligible to receive periodic incentive bonuses upon the achievement of milestones to be determined by the chief executive officer. In connection with the agreement, Mr. Vitale also received stock options that now represent the right to purchase 141,007 shares of common stock, which vested in two equal installments on February 1, 2005 and February 1, 2006. The options are exercisable at a price equal to $0.336 per share. Effective January 1, 2006, Mr. Vitale’s annual base salary was increased to $200,000.
     In the event Mr. Vitale’s employment is terminated for “cause” (as defined in the employment agreement), we are only obligated to pay his compensation through the date of termination and all stock options held by Mr. Vitale that have not yet vested immediately terminate. In the event we terminate Mr. Vitale’s employment upon a “change of control,” then Mr. Vitale is entitled to continue receiving his base salary for a period of six months. All stock options that have not yet vested as of such date will be accelerated and vest. If we terminate Mr. Vitale’s employment agreement for a reason other than for cause or upon a change of control, he is entitled to receive his base salary for a period of one year, which amount may be reduced by any amounts earned by Mr. Vitale from other employment during such one-year period.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
     The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of common stock acquired in this offering by a beneficial owner that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for federal income tax purposes.
     This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are “controlled foreign corporations,” “passive foreign investment companies,” U.S. expatriates, pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.
Dividends
     Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations and the applicable treaty provide rules to determine whether, for purposes of determining the applicability of the tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock
     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States or, if a treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds our common stock as a capital asset, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock and, if our common stock is treated as regularly traded on an established securities market (within the meaning of applicable Treasury regulations), you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.
     If you are a Non-U.S. Holder described in (i) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).
     The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our interests in real property located outside the United States and the fair market value of our other business assets. While we believe that we are not a USRPHC, there can be no assurances that we are not a USRPHC. Even if we are not a USRPHC at the present time, since the determination of USRPHC status in the future will be based upon the composition of our assets from time to time, there can be no assurances that we will not become a USRPHC in the future. However, as indicated above, so long as our common stock is treated as “regularly traded” on an established securities market (within the meaning of applicable Treasury regulations), our common stock will not be treated as a U.S. real property interest unless you hold, directly or indirectly, at any time within the five-year period preceding your disposition, more than 5% of our common stock. If any gain on your disposition is taxable because we are a USRPHC and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, the purchaser of your common stock may be required to withhold a tax equal to 10% of the amount realized on the sale. You should consult your tax advisor regarding the application of the USRPHC rules discussed above to a disposition by you of our common stock.
Information Reporting Requirements and Backup Withholding
     Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.
     Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person.

     Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, unless the Non-U.S. Holder is entitled to an exemption, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding may apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.
     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.
Federal Estate Tax
     An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

PLAN OF DISTRIBUTION
     Lehman Brothers Inc., Jefferies & Company, Inc. and Oppenheimer & Co. Inc., collectively referred to as the placement agents, have entered into a placement agency agreement with us in which they have agreed to act as placement agents in connection with the offering. The placement agents are using their best efforts to introduce us to selected institutional investors who will purchase the shares. The placement agents have no obligation to buy any of the ordinary shares from us nor are the placement agents required to arrange the purchase or sale of any specific number or dollar amount of the shares, but have agreed to use their reasonable best efforts to arrange for the sale of all the shares. As part of this offering, Mark J. Ahn, our President and Chief Executive Officer, Fred L. Vitale, our Vice President and Chief Business Officer and Kier Family L.P., an affiliate of Isaac Kier, one of our directors, together will purchase 71,600 shares of our common stock, or 1.5% of the shares offered hereby. The 71,600 shares purchased by Messrs. Ahn and Vitale and Kier Family L.P. will be purchased at $9.07, the closing price of our common stock on the Nasdaq National Market on May 16, 2006.
     All investor funds will be deposited into an escrow account set up at JPMorgan Chase Bank for the benefit of the investors. JPMorgan Chase Bank, acting as escrow agent, will invest all funds it receives in a non-interest bearing account in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. The escrow agent will not accept any investor funds until the date of this prospectus supplement. We will deposit the shares with The Depository Trust Company upon receiving notice from the placement agent. At the closing, The Depository Trust Company will credit the shares to the respective accounts of the investors.
     We have agreed to indemnify the placement agents against certain liabilities under the Securities Act of 1933, as amended. The placement agents have informed us that they will not engage in overallotment, stabilizing transactions or syndicate covering transactions in connection with this offering.
     We have agreed to pay the placement agents an aggregate fee equal to 6.0% of the proceeds of this offering and to reimburse Lehman Brothers Inc., as lead placement agent, for the reasonable out-of-pocket expenses that it incurs in connection with the offering. The following table shows the per share and total fees we will pay to the placement agents in connection with the sale of the shares offered to the investors pursuant to this prospectus supplement:

Per share fee for shares sold to public	$0.51
Total	$2,361,045
The placement agents will not receive a fee for shares purchased by our executive officers and the affiliate of a director.
Lock-Up Agreements
     We, and all of our directors and executive officer have agreed that, subject to certain exceptions, including (i) certain gift transactions where the donee or donees agree to be bound by the terms of the lock-up agreement, (ii) certain transfers of our common stock to immediate family members, or (iii) other distributions of our stock to partners, members, shareholders or affiliates of a party to a lock-up agreement, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of the placement agency agreement.
     The 90-day restricted period described in the preceding paragraph will be extended if:
•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Lehman Brothers.
     Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.
LEGAL MATTERS
     The validity of the common stock offered hereby will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. The placement agents have been represented by Cooley Godward LLP, Palo Alto, California.
EXPERTS
     Our financial statements as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and the period from December 6, 2002 (date of inception) to December 31, 2005, which are incorporated by reference into the accompanying prospectus, have been incorporated therein in reliance on the report of J.H. Cohn LLP, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS
Hana Biosciences, Inc.
$75,000,000
Common Stock
        We may offer and sell, from time to time, shares of our common stock. Specific terms of these offerings will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.
      We may offer our common stock in one or more offerings in amounts, at prices, and on terms determined at the time of the offering. We may sell our common stock through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers, we will name them and describe their compensation in a prospectus supplement.
      Our common stock is listed on the Nasdaq National Market under the symbol “HNAB.” On April 27, 2006, the last sale price for our common stock as reported on the Nasdaq National Market was $12.10. Prospective purchasers of our common stock are urged to obtain current information about the market prices of our common stock.

      The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.
The date of this Prospectus is April 28, 2006.

PROSPECTUS SUMMARY
      The following is only a summary. We urge you to read the entire prospectus, including the more detailed financial statements (including the accompanying notes) and other information included herein or incorporated by reference from our other filings with the SEC. In this prospectus, the terms “company,” “we,” “us,” and “our” refer to Hana Biosciences, Inc.
Our Business
      We are a development stage biopharmaceutical company focused on the acquisition, development and commercialization of innovative products to enhance cancer care. We aim to acquire proprietary rights to these products, by license or otherwise, fund their research and development and bring the products to market. We currently have three product candidates in early-stage development — Talotrexin (PT-523), for the treatment of a variety of solid tumor cancers and hematological malignancies; Zensanatm (ondansetron oral spray), which is being developed to alleviate chemotherapy-induced nausea and vomiting; and IPdR, being developed primarily for the treatment of brain cancers.

•	Talotrexin (PT-523), our lead product candidate, is an antifolate, cytotoxic agent (i.e., substance harmful to the structure and function of cells) being evaluated in several clinical studies for the treatment of solid tumors and hematological malignancies.

In April 2004, we commenced a Phase I clinical trial to evaluate safety when administered intravenously on days 1, 8 and 15 on a 28-day cycle to patients with solid tumors and who have failed curative or survival prolonging therapy or for whom no such therapies exist, to establish the maximum tolerated dose and to identify the dose limiting toxicities. This clinical trial, which is being conducted at the Dana-Farber Cancer Institute, Massachusetts General Hospital and Beth-Israel Deaconess Hospital, is expected to involve 25-40 patients with 26 subjects already having received doses of Talotrexin.

In February 2005, we commenced an open-label multicenter, multinational Phase I and II study of Talotrexin in the treatment of relapsed or refractory non-small cell lung cancer, or ”NSCLC.” Increasing doses of Talotrexin were administered as a 5-minute intravenous infusion (IV) on Days 1 and 8 on a 21-day cycle to eligible patients in the Phase I portion of this trial. Talotrexin was well tolerated over multiple cycles of therapy with myelosuppression and mucositis as the dose limiting toxicities. The Phase I portion is now closed for enrollment. Twenty-five patients were enrolled in the Phase I portion. The primary objectives of the Phase II portion of this ongoing Phase I/ II open-label study is to demonstrate an improvement in overall survival. Secondary objective are evaluation of safety, overall response rate, time to progression and progression free survival. Relapsed or refractory NSCLC patients who failed at least two lines of treatment including standard chemotherapy and/or epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor are eligible to enroll in the study. To date, three patients have been enrolled in the Phase II portion.

In May 2005, we commenced an open-label, multicenter Phase I and II study of Talotrexin in the treatment of refractory adult lymphoblastic leukemia or “ALL.” The primary objectives of the Phase I portion of this study are to: (1) evaluate the safety of Talotrexin when administered on Days 1 through 5 of a 21-day cycle to ALL subjects who have failed curative or survival prolonging therapy or for whom no such therapies exist; and (2) establish the maximum tolerated dose and identify the dose limiting toxicities of Talotrexin. The primary objective of the Phase II portion of this study is to evaluate the anti-tumor activity of Talotrexin as therapy in leukemia patients with relapsed or refractory to frontline and/or salvage therapy as measured by overall response. The secondary objective is to assess the impact of Talotrexin as measured by duration of remission and survival. A total of 75 patients are expected to enroll in the Phase I and II clinical trial with sixteen subjects already having received doses of Talotrexin. While some treatment options for ALL patients are currently available, we believe that a significant opportunity exists for Talotrexin to improve the therapeutic options for patients with the progressive form of this cancer.

•	Zensanatm (ondansetron oral spray), our most recently-acquired product candidate, is a novel mouth-spray delivery system that utilizes the vast and highly-absorptive surfaces of the oral cavity to deliver the drug ondansetron, the most widely used drug to prevent chemotherapy-induced nausea and vomiting, directly into the bloodstream. Administration of Zensanatm by spraying it into the mouth is a more convenient route of administration compared to currently marketed ondansetron tablet dosage forms, and it may also potentially decrease the time necessary to achieve effective concentrations in the bloodstream. We licensed our rights to develop and commercialize Zensanatm in the U.S. and Canada from NovaDel Pharma, Inc. pursuant to the terms of an October 2004 license agreement. In early 2005, NovaDel Pharma completed a pilot pharmacokinetic study in which an investigational formulation of Zensanatm and the currently marketed 8 mg Zofran® oral tablet were each administered to 9 healthy adult male volunteers. The pilot study indicated that the oral spray technology was able to efficiently deliver ondansetron and produced a pharmacokinetic profile similar to the currently marketed oral tablet. In addition, Zensanatm led to faster appearance of measurable levels of ondansetron in the blood (twenty minutes shorter for 8 mg ondansetron oral spray versus 8 mg tablet) and to an increase in total amount of drug delivered over the first twenty minutes after dose administration.

In January 2006, we announced the results of a pivotal pharmacokinetic study involving 32 subjects, which indicated that Zensanatm is statistically bioequivalent to the 8 mg tablet of ondansetron and a safety profile similar to the ondansetron 8 mg tablet. We thereafter conducted two additional clinical studies of Zensanatm consisting of a multiple dose study and a food and water effect study. The results of those studies confirmed the bioequivalence of Zensanatm to the 8 mg table form of odansetron. Accordingly, we intend to file a “New Drug Application,” or “NDA,” under Section 505(b)(2) of the Food, Drug and Cosmetic Act in the second quarter of 2006. We intend that this NDA will be based on demonstration of the bioequivalence of Zensanatm to already approved oral odansetron. Section 505(b)(2) permits the submission of an NDA that relies on data in previously approved NDAs and published literature. We target a commercial launch of Zensanatm for 2007.

•	IPdR, our second product candidate, is a radiation therapy sensitizer that is designed for the treatment of certain types of brain cancers. Radiation therapy deposits energy that injures or destroys cells in the treated area. Radiosensitizers, when used in combination with radiation therapy, potentially make the tumor cells more likely to be damaged by the radiation therapy. IPdR is an orally administered prodrug for 5-iodo-2’-deoxyuridine, or IUdR. Prodrugs are compounds that are converted within the body into active form that has medical effects. A prodrug can be useful when the active drug is too toxic to administer systemically. IUdR would be an effective radiosensitizer, but its systemic toxicity limits the duration and dosage such that its efficacy is limited. In September 2005, we initiated a Phase I clinical trial of IPdR in gastric, pancreatic, colorectal and liver cancers.
      None of our product candidates have been approved for sale by the Food and Drug Administration or any other regulatory body. Although we hope to obtain FDA approval for Zensanatm (ondansetron oral spray) in 2006, we do not expect to obtain approvals for Talotrexin or IPdR for several years, if ever. Accordingly, we have not received any commercial revenues to date and, until we receive the necessary regulatory approvals, we will not have any commercial revenues. Further, we will require substantial additional capital in the future in order to fund the development of our product candidates to completion. We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. For the year ended December 31, 2005, we had a net loss of $10,042,963, and since our inception in December 2002 through December 31, 2005, we have incurred a net loss of $18,069,121. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable.

      Our executive offices are located at 400 Oyster Point Boulevard, Suite 215, South San Francisco, California 94080. Our telephone number is (650) 588-6404 and our Internet address is www.hanabiosciences.com. The information on our website is not incorporated by reference into this prospectus.
Risk Factors
      As with most pharmaceutical product candidates, the development of our product candidates is subject to numerous risks, including the risk of delays in or discontinuation of development from lack of financing, inability to obtain necessary regulatory approvals to market the products, and unforeseen safety issues relating to our product candidates. For a more detailed discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 4 of this prospectus, together with the risk factors, if any, set forth in a supplement to this prospectus.
      This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

RISK FACTORS
      An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:
Risks Related to Our Business

We currently have no product revenues and will need to raise additional capital to operate our business.
      To date, we have generated no product revenues. Unless and until we receive approval from the U.S. Food and Drug Administration, or “FDA,” and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand, licensing fees and grants. We will need additional financing in addition to such funds, which may not be available on favorable terms, if at all. Given the current and desired pace of clinical development of our three product candidates over the next 12 months, we estimate that we have sufficient capital to fund our research and development activities through 2006. However, we will need to raise additional capital, likely by selling shares of our capital stock or other securities, in order to fund our research and development activities beyond 2006. There can be no assurance that such capital will be available to us on favorable terms or at all. If we are unable to raise additional funds in the future on acceptable terms, or at all, we may be forced to curtail our desired development activities. In addition, we could be forced to delay or discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the sale of our equity securities, which will have a dilutive effect on our stockholders.

We are not currently profitable and may never become profitable.
      We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. For the year ended December 31, 2005, we had a net loss of $10,042,963, and since our inception in December 2002 through December 31, 2005, we have incurred a net loss of $18,069,121. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable.
      Our current “burn rate” — i.e., the amount of cash we spend to fund our operations — is approximately $900,000 per month. We expect our burn rate to increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for our current and new product candidates;

•	seek regulatory approvals for our product candidates;

•	implement additional internal systems and infrastructure;

•	seek to acquire additional technologies to develop; and

•	hire additional personnel.
We expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our stock.

We have a limited operating history upon which to base an investment decision.
      We are a development-stage company that was founded in December 2002. We only have three product candidates, two of which — IPdR and Zensanatm (ondansetron oral spray) — we acquired in 2004. To date, we have not demonstrated an ability to perform the functions necessary for the successful commercialization of any of our product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.
      Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technologies and undertaking, through third parties, pre-clinical trials and clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

If we do not obtain the necessary U.S. or worldwide regulatory approvals to commercialize our product candidates, we will not be able to market and sell our product candidates.
      We will need FDA approval to commercialize our product candidates in the U.S. and approvals from the FDA equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. Historically, only approximately 11 percent of all drug candidates that start clinical trials are eventually approved for sale. After clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.
      Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for any of our product candidates. Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of salable products and, therefore, corresponding product revenues.
      In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates for sale outside the United States.

Our product candidates are in early stages of clinical trials, which are very expensive, time-consuming and difficult to design. We cannot predict with any certainty that we will ever receive regulatory approval to sell our product candidates.
      Other than Zensanatm (ondansetron oral spray), our product candidates are in early stages of development and require extensive clinical testing. In 2003, the FDA accepted our Investigational New Drug application, or “IND,” for Talotrexin and in March 2004 we initiated a Phase I clinical trial at Dana-Farber Cancer Institute, Massachusetts General Hospital and Beth-Israel Deaconess Hospital. We have also recently completed an open-label multicenter, multinational Phase I and II study of Talotrexin in the treatment of relapsed or refractory non-small cell lung cancer (NSCLC) and in June 2005, commenced an open-label multicenter Phase I and II study of Talotrexin in the treatment of refractory leukemia. We only commenced an initial Phase I in IPdR in September 2005.
      Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Further, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators and institutional review boards to follow our clinical protocols.
In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials. Accordingly, we cannot predict with any certainty when or if we will ever be in a position to submit an NDA for any of our product candidates, or whether any such NDA would ever be approved.

If the results of our clinical trials do not support our product candidate claims, the completion of development of such product candidates may be significantly delayed or we may be forced to abandon development altogether, which will significantly impair our ability to generate product revenues.
      Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our clinical trials involve a small patient population. Because of the small sample size, the results of these early clinical trials may not be indicative of future results.

If physicians and patients do not accept and use our drugs, our ability to generate revenue from sales of our products will be materially impaired.
      Even if the FDA approves our product candidates, physicians and patients may not accept and use them. Acceptance and use of our product will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	pharmacological benefit and cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers;

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any; and

•	the price at which we sell our products.
Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the results of our clinical trials and such research activities are, to a certain extent, beyond our control.
      We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. For example, our current Phase I trial for Talotrexin is being conducted by Dana-Farber Cancer Institute, Massachusetts General Hospital and Beth-Israel Deaconess Hospital. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our intention to rely exclusively on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.
      We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers, exposes us to the following risks:

•	We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•	Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•	Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

We have no experience selling, marketing or distributing products and no internal capability to do so.
      We currently have no sales, marketing or distribution capabilities. While we intend to have a role in the commercialization of our products, we do not anticipate having the resources in the foreseeable future to globally develop sales and marketing capabilities for all of our proposed products. Our future success depends, in part, on our ability to enter into and maintain collaborative relationships with other companies having sales, marketing and distribution capabilities, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted at this early stage of our development. There can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products in the United States or overseas.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.
      The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. In particular, assuming we obtain approval for Talotrexin, we will compete with existing antifolate therapies currently being sold by Pfizer (trimetrexate), Eli Lilly & Co. (pemetrexed) and Novartis (edatrexate). Although there are no approved radiation sensitizers currently on the market, there are several product candidates in development that will compete with IPdR and which are significantly further in development. For example, Allos Therapeutics and Pharmacyclics each have a radiation sensitizer in Phase III development. Zensanatm (ondansetron oral spray) will compete with the currently available oral form of the drug, which is currently being manufactured and sold by GlaxoSmithKline under the name Zofran®. These or other future competing products and product candidates may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.
      We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Developments by competitors may render our products or technologies obsolete or non-competitive.
      Companies that currently sell both generic and proprietary compounds for the treatment of cancer include, among others, Pfizer (trimetrexate), Eli Lilly & Co. (pemetrexed), Novartis (edatrexate), and Allos (PDX). Alternative technologies are being developed to treat cancer and immunological disease, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.
      Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We are not aware of any third party infringing on any of our intellectual property rights.
      To date, through our license agreements for Talotrexin, IPdR and Zensanatm (ondansetron oral spray), we hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications. We also have patent rights to applications pending in several foreign jurisdictions. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our licensed patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our licensed patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings, which are likely to be costly and time-consuming whether we win or lose.
      Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.
      To date, we have not received any threats, claims or other notices from third parties alleging that our products or methods infringe their rights. If our products, methods, processes and other technologies infringe the proprietary rights of other parties, however, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others, which could cause us to lose the use of one or more of our product candidates;

•	pay damages; or

•	defend litigation or administrative proceedings, which is likely to be costly and time-consuming whether we win or lose.

Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would significantly harm our business prospects.
      Our license agreements relating to Talotrexin, IPdR and Zensanatm (ondansetron oral spray) are subject to termination by our licensors in the event we materially breach those agreements. With respect to the Talotrexin license, our licensor may terminate the agreement, after giving us notice and an opportunity to cure, if we commit a material breach, including failing to make a scheduled milestone or other payment when due. The agreement also provides that it may be terminated if we become involved in a bankruptcy, insolvency or similar proceeding. Our license agreements for IPdR and Zensanatm (ondansetron oral spray) contain similar provisions. In the event these license agreements are terminated, we will lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would significantly harm our business and future prospects.

Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.
      Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.
Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Under recently-proposed legislation, the cost of our product candidates, even if approved for commercial use, may not be reimbursable under Medicare. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover our drugs. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for any of our products, once approved, market acceptance of our products could be reduced.

If we are unable to successfully manage our growth, our business may be harmed.
      Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we expect that in the next 12 months we will hire an additional three employees, consisting of one person in an administrative function and two employees focused on research and development. We expect that the total cost of these additional employees will approximate $325,000 per year. We believe our facilities are sufficient for such additional employees, but additional employees may place a strain on our management by having to address if we are unable to manage our growth effectively, our management business may be harmed. However, we are also actively pursuing additional product candidates to acquire for development. Such additional products, if any, could significantly increase our capital requirements and place further strain on the time on our existing personnel, which may delay or otherwise adversely affect the development of our existing product candidates if our employees do not have the time necessary to devote to developing those products. Alternatively, we may be required to hire even more employees, further increasing the size of our organization and related expenses. If we are unable to manage this growth successfully, we may not efficiently use our resources, which may delay the development of our product candidates.

We rely on key executive officers and their experience and knowledge of our business would be difficult to replace in the event any of them left our company.
      We are highly dependent on Mark J. Ahn, Ph.D., our president and chief executive officer, Fred Vitale, our vice president and chief business officer, Gregory Berk, our senior vice president and chief medical officer, and John P. Iparraguirre, our vice president and chief financial officer. Dr. Ahn’s, Mr. Vitale’s and Dr. Berk’s employment with us are governed by written employment agreements. Dr. Ahn’s and Mr. Vitale’s employment agreements each provide for a term that expires in November 2008. Dr. Berk’s employment term under his agreement expires in November 2007. Mr. Iparraguirre does not have a written employment agreement with us. Dr. Ahn, Mr. Vitale, Dr. Berk and Mr. Iparraguirre may terminate their employment with us at any time, however, subject to certain non-compete and non-solicitation covenants. We are not aware that Dr. Ahn, Mr. Vitale, Dr. Berk or Mr. Iparraguirre have any plans to leave our company. We do not have “key person” life insurance policies for any of our officers and key employees. The loss of the technical knowledge and management and industry expertise that would result in the event Dr. Ahn left our company could result in delays in the development of our product candidates, and divert management resources. The loss of Mr. Vitale could impair our ability to expand our product development pipeline and commercialize our product candidates, which may harm our business prospects. The loss of Dr. Berk could impair our ability to initiate new, and sustain existing clinical trials, as well as identify potential product candidates. The loss of Mr. Iparraguirre could impair our ability to obtain additional financing.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.
      We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. In particular, over the next 12 months we plan to hire nine additional employees, consisting of one employee in an administrative function, five employees focused on research and development and three employees focused on sales and marketing. We expect that the hiring of such additional personnel will increase our annual expenditures by approximately $900,000. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay Area, is intense, and we cannot be certain that our search for such personnel will be successful. Our ability to attract and retain qualified personnel will be critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.
      The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. We currently do not carry product liability insurance but instead maintain a $5 million clinical trial insurance policy for the ongoing Phase I and Phase I/ II trials of Talotrexin. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Our Securities

Our stock price is, and we expect it to remain, volatile, which could limit investors’ ability to sell stock at a profit.
      Since January 1, 2005, the market price of our common stock has ranged from a high of $11.50 per share to a low of $1.25 per share. The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenues and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.
We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.
      In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Management will have broad discretion over the use of the proceeds from this offering, and we may not use the proceeds effectively.
      We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management proposes to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.
      We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

We have a large number of authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock.
      Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock. As of April 12, 2006, we had outstanding 22,658,202 shares of our common stock and no shares of preferred stock. As of the same date, 2,956,479 shares were subject to stock options currently outstanding under our stock incentive plans, and an additional 953,589 were available for further grants of equity compensation under our stock incentive plans. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions, for anti-takeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of the Nasdaq Stock Market, Delaware law, or other applicable laws. If our management determines to issue shares of our common stock from the large pool of such authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position would be diluted without your further ability to vote on that transaction.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.
      Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties relate to, among other factors: the development of our drug candidates; the regulatory approval of our drug candidates; our use of clinical research centers and other contractors; our ability to find collaborative partners for research, development and commercialization of potential products; acceptance of our products by doctors, patients or payors; our ability to market any of our products; our history of operating losses; our ability to compete against other companies and research institutions; our ability to secure adequate protection for our intellectual property; our ability to attract and retain key personnel; availability of reimbursement for our product candidates; the effect of potential strategic transactions on our business; our ability to obtain adequate financing; and the volatility of our stock price. These and other risks are detailed in this prospectus under the discussion entitled “Risk Factors,” as well as in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.
      Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
USE OF PROCEEDS
      We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered hereby. Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock under this prospectus for clinical trials, research and development, sales and marketing and general and administrative expenses. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own.

DESCRIPTION OF COMMON STOCK
General
      Our certificate of incorporation, as amended and restated to date, authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share. As of April 12, 2006, there were 22,658,202 shares of our common stock and no shares of preferred stock issued and outstanding.
Common Stock
      Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.
      Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.
      Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of its preferred stock (if any) before it may pay distributions to the holders of common stock.
      Conversion, Redemption and Preemptive Rights. Holders of common stock have no conversion, redemption, preemptive, subscription or similar rights.
Limitations on Directors’ Liability
      As permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of its stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.
      This provision does not affect a director’s liability under the federal securities laws. To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in the certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Delaware Takeover Statute
      In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.
      Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
PLAN OF DISTRIBUTION
      We may sell the common stock covered by this prospectus:

•	to or through one or more underwriters or dealers;

•	directly to purchasers, or to purchasers through agents; or

•	through a combination of any of these methods of sale.
      We may distribute the common stock offered hereby:

•	from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.
      We will describe the method of distribution of the securities in the applicable prospectus supplement.
      We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.
      Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of the common stock). In addition, underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
      We may enter into agreements that provide for indemnification against certain civil liabilities, including liabilities under the Securities Act, or for contribution with respect to payments made by the underwriters, dealers or agents and to reimburse these persons for certain expenses.
      We may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.
      In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase common stock for the purpose of stabilizing its market price.
      The underwriters in an offering of the common stock may also create a “short position” for their account by selling more common stock in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing common stock in the open market or by exercising any over-allotment option granted to them by us. In addition, any managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the common stock that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

•	The description of our common stock set forth in the registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, which was filed with the SEC on April 11, 2006 (File No. 000-50782);

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the SEC on March 16, 2006 (File No. 001-32626), including certain information incorporated by reference from our Definitive Proxy Statement for our 2006 Annual Meeting of Stockholders filed with the SEC on April 7, 2006; and

•	Our Current Reports on Form 8-K filed on January 3, 2006, March 9, 2006, March 21, 2006, April 11, 2006, and April 14, 2006, respectively.
      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Hana Biosciences, Inc.
400 Oyster Point Boulevard, Suite 215
South San Francisco, CA 94080
(650) 588-6404
Attention: Investor Relations
      All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective date of filing such documents.
      We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.
LEGAL MATTERS
      Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.
EXPERTS
      The financial statements of Hana Biosciences, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and the period from December 6, 2002 (date of inception) to December 31, 2005, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of J.H. Cohn LLP, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.